SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     The interim financial statements and Management’s Discussion & Analysis included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: October 24, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Canadian Pacific Railway
Management’s Discussion and Analysis
Third Quarter Report 2006

NEWS

Release Date: October 24, 2006
Release Time: 0530 MDT
CANADIAN PACIFIC RAILWAY ANNOUNCES A STRONG THIRD QUARTER
CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) announced today third-quarter net income of $162 million. Net income was lower in 2006 by $42 million when compared to the same period in 2005 due primarily to the impact of foreign exchange on long-term debt and a one-time special reduction to an accrual taken in third-quarter 2005.
“I am very pleased with our results,” said Fred Green, CPR President and CEO. “CPR has delivered growth of 26 per cent in normalized diluted earnings per share and an improved operating ratio of 74.2 per cent. We achieved this while significantly improving the safety of our train operations. Our operating metrics, which measure how well our railroad is running, are excellent and show that our scheduled railroad strategy is driving us closer to our goal of being the safest and most fluid railway in North America.”
SUMMARY OF THIRD-QUARTER 2006 COMPARED WITH 2005
Excluding foreign exchange gains and losses on long-term debt and other specified items:
➢	Income was $168 million, up 24 per cent.

➢	Diluted earnings per share was $1.06, an increase of 26 per cent from $0.84.

➢	Operating ratio improved 320 basis points to 74.2 per cent.

➢	Operating expenses were virtually flat at $854 million despite increases in fuel costs.
In the third quarter, total freight revenues improved by 4 per cent to $1,122 million, with growth in grain of 18 per cent; industrial and consumer products of 13 per cent; sulphur and fertilizers of 10 per cent; and intermodal of 8 per cent. This growth more than offset a sharp decrease in coal revenues of 25 per cent.
SUMMARY OF FIRST NINE MONTHS 2006 COMPARED WITH 2005
For the first nine months of 2006, net income was $650 million, an improvement of 60 per cent over 2005 which included a $176-million reduction in future income tax expense.
Excluding foreign exchange gains and losses on long-term debt, the $176 million income tax benefit and the other specified item:
➢	Income was $446 million, an increase of $87 million over 2005.

➢	Diluted earnings per share increased 25 per cent to $2.79.

➢	Operating ratio improved 210 basis points to 76.2 per cent.

➢	Total freight revenues were up 4 per cent, despite ongoing market softness in coal, driven by a 21 per cent increase in grain and a 15 per cent increase in industrial and consumer products.

➢	Operating expenses, excluding the impact of higher fuel prices, decreased 2 per cent in 2006 over 2005.

2006 OUTLOOK
CPR’s current outlook for diluted earnings per share in 2006 is in the range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items, including specifically the $176 million income tax benefit due to the rate reduction in the second quarter. Based on current trends, it is possible that we will exceed the top end of this guidance range by up to $0.10.
The full year outlook assumes oil prices averaging US$67 per barrel and an average exchange rate of $1.13 per U.S. dollar (US$0.89). This is a revision to our previous assumption of oil prices averaging US$70 per barrel. CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CPR had a foreign exchange loss on long-term debt of $2 million ($6 million after tax) in the third quarter of 2006, compared with a gain of $65 million ($48 million after tax) in the same period of 2005. There were no other specified items in the third quarter of 2006. In the third quarter of 2005 there was one other specified item, as CPR booked a special credit of $34 million ($21 million after tax) which was a reduction of a special charge for environmental remediation of $90.9 million ($55 million after tax) taken in fourth-quarter 2004 for environmental remediation of a property in the United States. The reduction reflected a settlement of litigation related to remediation of environmental contamination.
In the first nine months of 2006, CPR had a foreign exchange gain on long-term debt of $45 million ($28 million after tax), compared with a gain of $45 million ($27 million after tax) in the first nine months of 2005. There was a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates that occurred in the second quarter of 2006. There were no other specified items in the first nine months of 2005 other than the environmental accrual reduction mentioned above.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the third quarter of 2006, there were foreign exchange losses on long-term debt and no other specified items. In the first nine months of 2006 there were foreign exchange gains on long-term debt and one other specified item.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

2

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.
End

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

3

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2006	2005
	(unaudited)
Revenues
Freight	$1,122.2	$1,079.1
Other	29.1	25.6

	1,151.3	1,104.7

Operating expenses
Compensation and benefits	334.6	344.9
Fuel	161.3	141.9
Materials	47.1	45.4
Equipment rents	44.4	53.8
Depreciation and amortization	115.6	111.3
Purchased services and other	151.4	158.0

	854.4	855.3

Operating income before the following:	296.9	249.4
Special credit for environmental remediation (Note 4)	—	(33.9)

Operating income	296.9	283.3

Other charges (Note 5)	6.9	6.6
Foreign exchange losses (gains) on long-term debt	1.5	(65.4)
Interest expense (Note 6)	48.8	50.3
Income tax expense(Note 7)	78.0	88.2

Net income	$161.7	$203.6

Basic earnings per share (Note 8)	$1.03	$1.29

Diluted earnings per share (Note 8)	$1.02	$1.27

See notes to interim consolidated financial statements.

4

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2006	2005
	(unaudited)
Revenues
Freight	$3,275.8	$3,141.9
Other	117.0	82.8

	3,392.8	3,224.7

Operating expenses
Compensation and benefits	1,006.0	998.2
Fuel	479.3	421.6
Materials	159.2	150.2
Equipment rents	133.4	157.0
Depreciation and amortization	348.2	331.5
Purchased services and other	458.8	467.0

	2,584.9	2,525.5

Operating income before the following:	807.9	699.2
Special credit for environmental remediation (Note 4)	—	(33.9)

Operating income	807.9	733.1

Other charges (Note 5)	21.4	11.3
Foreign exchange gains on long-term debt	(44.8)	(45.3)
Interest expense (Note 6)	144.7	155.1
Income tax expense (Note 7)	36.4	204.5

Net income	$650.2	$407.5

Basic earnings per share (Note 8)	$4.12	$2.57

Diluted earnings per share (Note 8)	$4.07	$2.54

See notes to interim consolidated financial statements.

5

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2006	2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$46.4	$121.8
Accounts receivable and other current assets	554.9	524.0
Materials and supplies	184.6	140.1
Future income taxes	115.0	108.0

	900.9	893.9
Investments	65.5	67.3
Net properties	8,963.7	8,790.9
Other assets and deferred charges (Note 9)	1,179.7	1,139.0

Total assets	$11,109.8	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$955.6	$1,032.8
Income and other taxes payable	29.5	30.2
Dividends payable	29.3	23.7
Long-term debt maturing within one year	184.9	30.0

	1,199.3	1,116.7

Deferred liabilities	720.4	743.5
Long-term debt	2,728.0	2,970.8
Future income taxes	1,686.2	1,674.4

Shareholders’ equity
Share capital (Note 10)	1,166.6	1,141.5
Contributed surplus (Note 10)	49.0	241.6
Foreign currency translation adjustments	63.8	67.5
Retained income	3,496.5	2,935.1

	4,775.9	4,385.7

Total liabilities and shareholders’ equity	$11,109.8	$10,891.1

Commitments and contingencies (Note 15).
See notes to interim consolidated financial statements.

6

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2006	2005
	(unaudited)
Operating activities
Net income	$161.7	$203.6
Add (deduct) items not affecting cash:
Depreciation and amortization	115.6	111.3
Future income taxes	72.6	86.7
Special credit for environmental remediation	—	(30.9)
Foreign exchange losses (gains) on long-term debt	1.5	(65.4)
Amortization of deferred charges	4.5	5.2
Restructuring payments (Note 11)	(18.6)	(16.3)
Other operating activities, net	(30.2)	(19.6)
Change in non-cash working capital balances related to operations	(28.8)	(0.7)

Cash provided by operating activities	278.3	273.9

Investing activities
Additions to properties	(220.2)	(232.1)
Increase in investments and other assets (Note 9)	63.9	0.5
Net proceeds from disposal of transportation properties	(2.8)	4.3

Cash used in investing activities	(159.1)	(227.3)

Financing activities
Dividends paid	(29.5)	(23.8)
Issuance of CPR common shares	3.1	2.0
Purchase of CPR common shares	(83.3)	(65.7)
Repayment of long-term debt	(7.4)	(4.2)

Cash used in financing activities	(117.1)	(91.7)

Cash position
Increase (decrease) in cash and cash equivalents	2.1	(45.1)
Net cash and cash equivalents at beginning of period	44.3	131.7

Net cash and cash equivalents at end of period	$46.4	$86.6

See notes to interim consolidated financial statements.

7

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2006	2005
	(unaudited)
Operating activities
Net income	$650.2	$407.5
Add (deduct) items not affecting cash:
Depreciation and amortization	348.2	331.5
Future income taxes	2.2	195.6
Special credit for environmental remediation	—	(30.9)
Foreign exchange gains on long-term debt	(44.8)	(45.3)
Amortization of deferred charges	13.1	15.2
Restructuring payments (Note 11)	(69.2)	(42.6)
Other operating activities, net	(29.4)	(40.7)
Change in non-cash working capital balances related to operations	(135.3)	(78.9)

Cash provided by operating activities	735.0	711.4

Investing activities
Additions to properties	(589.2)	(584.8)
(Decrease) increase in investments and other assets (Note 9)	(21.1)	1.9
Net proceeds from disposal of transportation properties	79.1	9.8

Cash used in investing activities	(531.2)	(573.1)

Financing activities
Dividends paid	(83.0)	(65.8)
Issuance of CPR common shares	52.3	7.7
Purchase of CPR common shares	(226.9)	(78.3)
Repayment of long-term debt	(21.6)	(268.3)

Cash used in financing activities	(279.2)	(404.7)

Cash position
Decrease in net cash and cash equivalents	(75.4)	(266.4)
Net cash and cash equivalents at beginning of period	121.8	353.0

Net cash and cash equivalents at end of period	$46.4	$86.6

See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2006	2005
	(unaudited)
Balance, January 1	$2,935.1	$2,484.4

Net income for the period	650.2	407.5
Dividends	(88.8)	(68.6)

Balance, September 30	$3,496.5	$2,823.3

See notes to interim consolidated financial statements.

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

Quarterly seasonality is not considered to be significant. Earnings in the first quarter are slightly lower due to winter operating conditions and fourth quarter earnings are slightly higher due to movement of the fall harvest.

2	New accounting policy

Effective January 1, 2006, the Company adopted the CICA Accounting Standard Section 3831 “Non-Monetary Transactions”. This standard is applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. There was no impact to CPR on adoption of this new standard as it is applied prospectively.

3	Future accounting changes

Financial Instruments, Hedging and Other Comprehensive Income

The CICA issued the following accounting standards effective for fiscal years beginning on or after October 1, 2006: Accounting Standard Section 3855 “Financial Instruments, Recognition and Measurement”, Accounting Standard Section 3861 “Financial Instruments, Presentation and Disclosure”, Accounting Standard Section 3865 “Hedging” and Accounting Standard Section 1530 “Comprehensive income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income.

Financial instruments designated as “held-for-trading” and “available-for-sale”, as well as guarantees, will be carried at their fair value while financial instruments such as loans and receivables and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow and net investment hedges and the cumulative foreign currency translation adjustments arising from investments in foreign operations will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders Equity” (on the Consolidated Balance Sheet), with any ineffective portions of gains and losses on hedges taken into income immediately. Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods. The impact of adoption cannot be reasonably estimated as the fair value of the Company’s financial instruments including derivatives designated as hedges will not be readily available until the end of the year. However, it is not expected to have a material impact on net income.

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
3	Future accounting changes (continued)

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

The Emerging Issues Committee of the CICA issued Emerging Issues Committee Abstract (EIC 162) “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” in July 2006. This pronouncement will be effective for the Company commencing January 1, 2007 and will be applied retroactively with restatement. The compensation cost attributable to stock-based awards should be recognized over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period. It is not anticipated that the adoption of EIC 162 will have a material impact on the Company.

4	Special credit for environmental remediation

During the three months ended September 30, 2005, a settlement was reached with a responsible party in relation to portions of past environmental contamination at a CPR-owned property in the U.S. As a result, CPR was able to reduce accrued liabilities related to the property, and recognized a total reduction of $33.9 million to a special charge for environmental remediation recorded in 2004.

5	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2006	2005	2006	2005

Amortization of discount on accruals recorded at present value	$2.9	$4.0	$8.1	$12.4
Other exchange losses (gains)	1.0	—	4.5	(3.3)
Loss on sale of accounts receivable	1.4	0.8	3.7	2.6
(Gains) losses on non-hedging derivative instruments	(0.3)	0.1	(0.4)	(6.5)
Other	1.9	1.7	5.5	6.1

Total other charges	$6.9	$6.6	$21.4	$11.3

6	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2006	2005	2006	2005

Interest expense	$50.0	$51.2	$149.1	$161.6
Interest income	(1.2)	(0.9)	(4.4)	(6.5)

Total interest expense	$48.8	$50.3	$144.7	$155.1

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
7	Income tax expense

In the three months ended June 30, 2006, federal and provincial legislation was introduced to reduce corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million benefit in future tax liability and income tax expense in the three months ended June 30, 2006.

Cash taxes paid for the three months ended September 30, 2006 was $21.1 million (three months ended September 30, 2005 – $0.8 million) and for the nine months ended September 30, 2006 was $26.6 million (nine months ended September 30, 2005 – $6.7 million).

8	Earnings per share

At September 30, 2006, the number of shares outstanding was 155.9 million (September 30, 2005 – 157.3 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2006	2005	2006	2005

Weighted average shares outstanding	156.7	158.1	157.8	158.6
Dilutive effect of stock options	1.6	1.9	1.8	1.7

Weighted average diluted shares outstanding	158.3	160.0	159.6	160.3

(in dollars)

Basic earnings per share	$1.03	$1.29	$4.12	$2.57
Diluted earnings per share	$1.02	$1.27	$4.07	$2.54

For the three months ended September 30, 2006, 893,667 options (three months ended September 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the nine months ended September 30, 2006, 501,717 options (nine months ended September 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

9	Other assets and deferred charges

Other assets and deferred charges on the Consolidated Balance Sheet includes assets purchased in anticipation of sale and leaseback arrangements with various financial institutions. For the three months ended September 30, 2006, $46.0 million in assets were acquired and $109.4 million were sold; and for the nine months ended September 30, 2006, $132.5 million in assets were acquired and $109.4 million sold. No gains or losses were incurred in these sale and leaseback arrangements. These investing activities are reflected in the Statement of Consolidated Cash Flows as part of “(Decrease) increase in investments and other assets”.

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
10	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended September 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, July 1	157.2	$1,174.0	158.6	$1,123.6
Shares issued under stock option plans	0.1	3.2	0.1	2.1
Shares repurchased	(1.4)	(10.6)	(1.4)	(9.4)

Share capital, September 30	155.9	$1,166.6	157.3	$1,116.3

	For the nine months ended September 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	1.8	55.9	0.3	8.2
Shares repurchased	(4.1)	(30.8)	(1.8)	(12.5)

Share capital, September 30	155.9	$1,166.6	157.3	$1,116.3

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
10	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended September 30
(in millions)	2006	2005

Contributed surplus, July 1	$110.5	$288.9
Stock compensation expense related to shares issued under stock option plans	4.3	2.2
Shares repurchased	(65.8)	(52.3)

Contributed surplus, September 30	$49.0	$238.8

	For the nine months
	ended September 30
(in millions)	2006	2005

Contributed surplus, January 1	$241.6	$300.4
Stock compensation expense related to shares issued under stock option plans	8.6	6.5
Shares repurchased	(201.2)	(68.1)

Contributed surplus, September 30	$49.0	$238.8

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, of up to 3.9 million of its outstanding Common Shares. Under the new filing, share purchases may be made during the 12-month period that began June 6, 2006, and ends June 5, 2007. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the three months ended September 30, 2006, 1.4 million shares were repurchased at an average price of $53.85 (three months ended September 30, 2005 – 1.4 million shares were repurchased at an average price of $46.49) and for the nine months ended September 30, 2006, 4.1 million shares were repurchased at an average price of $55.93 (nine months ended September 30, 2005 – 1.8 million shares were repurchased at an average price of $45.77) .

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
11	Restructuring and environmental remediation

At September 30, 2006, the provision for restructuring and environmental remediation was $331.6 million (December 31, 2005 – $398.8 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

	Opening					Closing
	Balance				Foreign	Balance
	July 1			Amortization	Exchange	September 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Three months ended September 30, 2006
Labour liability for terminations and severances	$215.8	0.2	(14.2)	2.8	—	$204.6
Other non-labour liabilities for exit plans	1.8	0.2	(0.1)	0.1	—	2.0

Total restructuring liability	217.6	0.4	(14.3)	2.9	—	206.6

Environmental remediation program	128.2	1.0	(4.3)	—	0.1	125.0

Total restructuring and environmental remediation liability	$345.8	1.4	(18.6)	2.9	0.1	$331.6

Three months ended September 30, 2005
Labour liability for terminations and severances	$252.0	0.2	(11.6)	3.3	(2.4)	$241.5
Other non-labour liabilities for exit plans	6.1	—	—	—	(0.3)	5.8

Total restructuring liability	258.1	0.2	(11.6)	3.3	(2.7)	247.3

Environmental remediation program	171.8	(30.1)	(4.7)	—	(4.9)	132.1

Total restructuring and environmental remediation liability	$429.9	(29.9)	(16.3)	3.3	(7.6)	$379.4

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
11	Restructuring and environmental remediation (continued)

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	September 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Nine months ended September 30, 2006
Labour liability for terminations and severances	$263.6	(9.5)	(55.9)	8.0	(1.6)	$204.6
Other non-labour liabilities for exit plans	5.8	0.7	(4.4)	0.1	(0.2)	2.0

Total restructuring liability	269.4	(8.8)	(60.3)	8.1	(1.8)	206.6

Environmental remediation program	129.4	7.4	(8.9)	—	(2.9)	125.0

Total restructuring and environmental remediation liability	$398.8	(1.4)	(69.2)	8.1	(4.7)	$331.6

Nine months ended September 30, 2005
Labour liability for terminations and severances	$269.7	(1.8)	(34.5)	9.6	(1.5)	$241.5
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	(1.9)	(34.6)	9.7	(1.7)	247.3

Environmental remediation program	172.9	(30.1)	(8.0)	—	(2.7)	132.1

Total restructuring and environmental remediation liability	$448.7	(32.0)	(42.6)	9.7	(4.4)	$379.4

Amortization of Discount is charged to income in “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
12	Stock-based compensation

In 2006, under CPR’s stock option plans, the Company issued 1,446,300 options to purchase Common Shares at the weighted average price of $57.72 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 499,050 stock appreciation rights were issued at the weighted average exercise price of $57.72. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled.

Pursuant to the employee plan, options may be exercised upon vesting, which for most is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30:

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,446,300	57.72	1,548,400	42.05
Exercised	(1,842,317)	28.37	(285,148)	27.00
Forfeited/cancelled	(280,795)	39.82	(144,186)	29.21

Outstanding, September 30	7,295,105	$37.79	8,871,146	$31.62

Options exercisable at September 30	3,419,305	$29.59	2,033,516	$27.25

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2006	2005	2006	2005

Net income (in millions)	As reported	$161.7	$203.6	$650.2	$407.5
	Pro forma	$161.7	$203.4	$650.0	$406.9

(in dollars)

Basic earnings per share	As reported	$1.03	$1.29	$4.12	$2.57
	Pro forma	$1.03	$1.29	$4.12	$2.57

Diluted earnings per share	As reported	$1.02	$1.27	$4.07	$2.54
	Pro forma	$1.02	$1.27	$4.07	$2.54

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
12	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date was $12.3 million for options issued during the nine months ended September 30, 2006 (nine months ended September 30, 2005 – $10.0 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.07%	3.49%
Expected stock price volatility	21%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.98	$9.65

Total Return Swap

The Company entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock based compensation programs, share appreciation rights (“SAR”) and deferred share units (“DSU”). The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense increased by $3.7 million and $12 million in the first three months and first nine months of 2006, respectively, due to unrealized losses for these swaps. These losses substantially offset benefits recognized in the SAR and DSU stock based compensation programs due to fluctuations in share price during the period the TRS was in place.

13	Pensions and other benefits

The total current charges for pension and other benefits for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the three months ended September 30, 2006, was $29.9 million (three months ended September 30, 2005 – $21.0 million) and for the nine months ended September 30, 2006, was $91.1 million (nine months ended September 30, 2005 – $62.4 million).

14	Significant customers

During the nine months ended September 30, 2006, one customer comprised 11.7% of total revenue (nine months ended September 30, 2005 – 14.8%). At September 30, 2006, one customer represented 5.3% of total accounts receivable (September 30, 2005 – 7.6%).

18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
15	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At September 30, 2006, CPR had multi-year capital commitments of $577.9 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2006 through 2016.

Operating lease commitments

At September 30, 2006, minimum payments under operating leases were estimated at $634.5 million in aggregate, with annual payments in each of the next five years of: remainder of 2006 – $38.0 million; 2007 – $122.7 million; 2008 – $93.2 million; 2009 – $67.3 million; 2010 – $52.9 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $257.2 million at September 30, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2006, these accruals amounted to $12.2 million.

16	Reclassification

Certain prior period figures have been reclassified to conform with the presentation adopted for the third quarter of 2006.

19

Summary of Rail Data

Third Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Financial (millions, except per share data)

				Revenues
$1,122.2	$1,079.1	$43.1	4.0	Freight revenue	$3,275.8	$3,141.9	$133.9	4.3
29.1	25.6	3.5	13.7	Other revenue	117.0	82.8	34.2	41.3

1,151.3	1,104.7	46.6	4.2		3,392.8	3,224.7	168.1	5.2

				Operating Expenses, before other specified items
334.6	344.9	(10.3)	(3.0)	Compensation and benefits	1,006.0	998.2	7.8	0.8
161.3	141.9	19.4	13.7	Fuel	479.3	421.6	57.7	13.7
47.1	45.4	1.7	3.7	Materials	159.2	150.2	9.0	6.0
44.4	53.8	(9.4)	(17.5)	Equipment rents	133.4	157.0	(23.6)	(15.0)
115.6	111.3	4.3	3.9	Depreciation and amortization	348.2	331.5	16.7	5.0
151.4	158.0	(6.6)	(4.2)	Purchased services and other	458.8	467.0	(8.2)	(1.8)

854.4	855.3	(0.9)	(0.1)		2,584.9	2,525.5	59.4	2.4

296.9	249.4	47.5	19.0	Operating income, before other specified items	807.9	699.2	108.7	15.5

6.9	6.6	0.3	4.5	Other charges	21.4	11.3	10.1	89.4
48.8	50.3	(1.5)	(3.0)	Interest expense	144.7	155.1	(10.4)	(6.7)
73.6	57.6	16.0	27.8	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	195.8	173.3	22.5	13.0

167.6	134.9	32.7	24.2	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	446.0	359.5	86.5	24.1

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
1.5	(65.4)	66.9	—	FX on LTD	(44.8)	(45.3)	0.5	—
4.4	17.3	(12.9)	—	Income tax on FX on LTD (3)	16.6	17.9	(1.3)	—

5.9	(48.1)	54.0	—	FX on LTD (net of tax)	(28.2)	(27.4)	(0.8)	—

				Other specified items

—	(33.9)	33.9	—	Special credit for environmental remediation	—	(33.9)	33.9	—
—	13.3	(13.3)	—	Tax impact	—	13.3	(13.3)	—

—	(20.6)	20.6	—	Special credit for environmental remediation (net of tax)	—	(20.6)	20.6	—
—	—	—	—	Income tax benefits due to Federal and Provincial income tax rate reductions	(176.0)	—	(176.0)	—

$161.7	$203.6	$(41.9)	(20.6)	Net income	$650.2	$407.5	$242.7	59.6

				Earnings per share (EPS)
$1.03	$1.29	$(0.26)	(20.2)	Basic earnings per share	$4.12	$2.57	$1.55	60.3
$1.02	$1.27	$(0.25)	(19.7)	Diluted earnings per share	$4.07	$2.54	$1.53	60.2

				EPS before FX on LTD and other specified items (2)
$1.07	$0.85	$0.22	25.9	Basic earnings per share	$2.83	$2.27	$0.56	24.7
$1.06	$0.84	$0.22	26.2	Diluted earnings per share	$2.79	$2.24	$0.55	24.6
156.7	158.1	(1.4)	(0.9)	Weighted average number of shares outstanding (millions)	157.8	158.6	(0.8)	(0.5)

74.2	77.4	(3.2)	—	Operating ratio(2) (4) (%)	76.2	78.3	(2.1)	—

10.1	8.7	1.4	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	10.1	8.7	1.4	—

37.5	40.7	(3.2)	—	Net debt to net debt plus equity (%)	37.5	40.7	(3.2)	—
$290.0	$242.8	$47.2	19.4	EBIT before FX on LTD and other specified items (2) (4) (millions)	$786.5	$687.9	$98.6	14.3

$405.6	$354.1	$51.5	14.5	EBITDA before FX on LTD and other specified items (2) (4) (millions)	$1,134.7	$1,019.4	$115.3	11.3

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses, before other specified items divided by revenues.

20

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%
				Commodity Data

				Freight Revenues (millions)
$225.3	$190.8	$34.5	18.1	- Grain	$643.0	$529.9	$113.1	21.3
139.0	185.9	(46.9)	(25.2)	- Coal	442.7	550.2	(107.5)	(19.5)
118.7	108.3	10.4	9.6	- Sulphur and fertilizers	317.3	344.5	(27.2)	(7.9)
86.0	85.9	0.1	0.1	- Forest products	245.2	253.1	(7.9)	(3.1)
156.7	138.4	18.3	13.2	- Industrial and consumer products	455.3	396.5	58.8	14.8
69.3	67.6	1.7	2.5	- Automotive	239.5	219.2	20.3	9.3
327.2	302.2	25.0	8.3	- Intermodal	932.8	848.5	84.3	9.9

$1,122.2	$1,079.1	$43.1	4.0	Total Freight Revenues	$3,275.8	$3,141.9	$133.9	4.3

				Millions of Revenue Ton-Miles (RTM)
7,142	6,357	785	12.3	- Grain	21,664	18,654	3,010	16.1
4,875	6,238	(1,363)	(21.8)	- Coal	14,664	18,176	(3,512)	(19.3)
5,023	4,601	422	9.2	- Sulphur and fertilizers	12,336	15,480	(3,144)	(20.3)
2,213	2,420	(207)	(8.6)	- Forest products	6,911	7,606	(695)	(9.1)
4,311	3,940	371	9.4	- Industrial and consumer products	12,814	11,687	1,127	9.6
529	531	(2)	(0.4)	- Automotive	1,878	1,759	119	6.8
6,770	6,738	32	0.5	- Intermodal	20,552	19,965	587	2.9

30,863	30,825	38	0.1	Total RTMs	90,819	93,327	(2,508)	(2.7)

				Freight Revenue per RTM (cents)
3.15	3.00	0.15	5.0	- Grain	2.97	2.84	0.13	4.6
2.85	2.98	(0.13)	(4.4)	- Coal	3.02	3.03	(0.01)	(0.3)
2.36	2.35	0.01	0.4	- Sulphur and fertilizers	2.57	2.23	0.34	15.2
3.89	3.55	0.34	9.6	- Forest products	3.55	3.33	0.22	6.6
3.63	3.51	0.12	3.4	- Industrial and consumer products	3.55	3.39	0.16	4.7
13.10	12.73	0.37	2.9	- Automotive	12.75	12.46	0.29	2.3
4.83	4.49	0.34	7.6	- Intermodal	4.54	4.25	0.29	6.8
3.64	3.50	0.14	4.0	Freight Revenue per RTM	3.61	3.37	0.24	7.1

				Carloads (thousands)
96.2	86.4	9.8	11.3	- Grain	277.8	241.9	35.9	14.8
65.9	91.0	(25.1)	(27.6)	- Coal	213.1	267.9	(54.8)	(20.5)
49.0	46.2	2.8	6.1	- Sulphur and fertilizers	129.6	155.7	(26.1)	(16.8)
32.9	37.8	(4.9)	(13.0)	- Forest products	104.3	117.5	(13.2)	(11.2)
78.3	78.6	(0.3)	(0.4)	- Industrial and consumer products	238.9	240.1	(1.2)	(0.5)
36.4	37.7	(1.3)	(3.4)	- Automotive	125.5	124.3	1.2	1.0
288.8	292.9	(4.1)	(1.4)	- Intermodal	866.1	845.2	20.9	2.5

647.5	670.6	(23.1)	(3.4)	Total Carloads	1,955.3	1,992.6	(37.3)	(1.9)

				Freight Revenue per Carload
$2,342	$2,208	$134	6.1	- Grain	$2,315	$2,191	$124	5.7
2,109	2,043	66	3.2	- Coal	2,077	2,054	23	1.1
2,422	2,344	78	3.3	- Sulphur and fertilizers	2,448	2,213	235	10.6
2,614	2,272	342	15.1	- Forest products	2,351	2,154	197	9.1
2,001	1,761	240	13.6	- Industrial and consumer products	1,906	1,651	255	15.4
1,904	1,793	111	6.2	- Automotive	1,908	1,763	145	8.2
1,133	1,032	101	9.8	- Intermodal	1,077	1,004	73	7.3
$1,733	$1,609	$124	7.7	Freight Revenue per Carload	$1,675	$1,577	$98	6.2

(1)	Certain comparative period figures have been reclassified to current presentation.

21

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%
				Operations and Productivity

59,102	59,511	(409)	(0.7)	Freight gross ton-miles (GTM) (millions)	174,215	180,331	(6,116)	(3.4)
30,863	30,825	38	0.1	Revenue ton-miles (RTM) (millions)	90,819	93,327	(2,508)	(2.7)
16,420	16,959	(539)	(3.2)	Average number of active employees	15,988	16,369	(381)	(2.3)
16,315	16,880	(565)	(3.3)	Number of employees at end of period	16,315	16,880	(565)	(3.3)

2.0	2.5	(0.5)	(20.0)	FRA personal injuries per 200,000 employee-hours	1.9	2.4	(0.5)	(20.8)
0.7	2.6	(1.9)	(73.1)	FRA train accidents per million train-miles	1.3	2.3	(1.0)	(43.5)

2.77	2.77	—	—	Total operating expenses per RTM (cents)	2.85	2.71	0.14	5.2
1.45	1.44	0.01	0.7	Total operating expenses per GTM (cents)	1.48	1.40	0.08	5.7
0.57	0.58	(0.01)	(1.7)	Compensation and benefits expense per GTM (cents)	0.58	0.55	0.03	5.5
3,599	3,509	90	2.6	GTMs per average active employee (000)	10,897	11,017	(120)	(1.1)

25.1	21.6	3.5	16.2	Average train speed – AAR definition (mph)	25.1	21.8	3.3	15.1
19.9	22.4	(2.5)	(11.2)	Terminal dwell time – AAR definition (hours)	20.4	27.0	(6.6)	(24.4)
141.7	124.8	16.9	13.5	Car miles per car day	135.8	121.4	14.4	11.9
79.8	86.0	(6.2)	(7.2)	Average daily total cars on-line – AAR definition (000)	81.0	87.1	(6.1)	(7.0)

1.17	1.13	0.04	3.5	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.20	1.18	0.02	1.7
68.9	66.9	2.0	3.0	U.S. gallons of locomotive fuel consumed – total (millions) (2)	209.1	212.6	(3.5)	(1.6)

0.895	0.825	0.070	8.5	Average foreign exchange rate (US$/Canadian$)	0.884	0.816	0.068	8.3
1.118	1.212	(0.094)	(7.8)	Average foreign exchange rate (Canadian$/US$)	1.131	1.226	(0.095)	(7.7)

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

22

Canadian Pacific Railway
Management’s Discussion and Analysis
for the three and nine months ended September 30, 2006
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2006. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in the “Non-GAAP Earnings” section of this MD&A.
October 24, 2006

In this MD&A, “our”, “us”, “we”, “CPR” and “the Company” refer to Canadian Pacific Railway Limited and its subsidiaries. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.
Business Profile
Canadian Pacific Railway Limited and its subsidiaries operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 13,500 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
Strategy
Our objective is to create long-term value for customers, shareholders and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish this objective through the following three-part strategy:
i).	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

ii).	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan, and driving more value from existing assets and resources by improving “fluidity”; and

iii).	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
Operating Results
i). Income
Net income for the three months ended September 30, 2006, was $161.7 million, down $41.9 million from $203.6 million for the same period in 2005. Third-quarter 2006 results included an after-tax foreign exchange loss of $5.9 million on long-term debt (LTD), compared with third-quarter 2005 when there was an after-tax gain of $48.1 million on long-term debt as well as a $20.6 million after-tax special credit for environmental remediation. Excluding these items, income before FX on LTD and other specified items was $167.6 million in third quarter 2006 compared to third quarter 2005 of $134.9 million, an increase of $32.7 million (see “Non-GAAP Earnings” discussion below).
Operating income for the third quarter of 2006 was $296.9 million, an increase of $13.6 million from $283.3 million for the same period in 2005. Excluding the special credit for environmental remediation in 2005, operating income for the third-quarter 2006 increased $47.5 million (see “Non-GAAP Earnings” discussion below). The growth in operating income reflected higher revenues due to increased freight rates and from cost-reduction programs, stemming in particular from operational benefits produced by our Integrated Operating Plan (“IOP”) and restructuring (discussed under the sub-headings “Integrated Operating Plan” and “Restructuring” in the section “Future Trends, Commitments and Risks”) and co-production initiatives. These improvements were partially offset by higher fuel cost and reduced volumes for coal and the net effect of the change in the value of the Canadian dollar relative to the U.S. dollar (“Foreign Exchange”) on U.S. dollar-denominated revenues and expenses.
Net income for the nine months ended September 30, 2006, was $650.2 million, up $242.7 million from $407.5 million for the same period in 2005. Year-to-date 2006 results included a positive adjustment of $176.0 million to income tax expense as a result of reduced income tax rates and an after-tax foreign exchange gain of $28.2 million on long-term debt. Year-to-date 2005 results included an after-tax foreign exchange gain of $27.4 million on long-term debt and a $20.6 million after-tax special credit for environmental remediation. Excluding these items, income before FX on LTD and other specified items was $446.0 million in the first nine months of 2006 compared to $359.5 million for the first nine months of 2005, an increase of $86.5 million (see “Non-GAAP Earnings” discussion below).
Operating income for the first nine months of 2006 was $807.9 million, an increase of $74.8 million from $733.1 million for the same period in 2005. Excluding the special credit for environmental remediation in 2005, operating income for the first nine months of 2006 increased $108.7 million (see “Non-GAAP Earnings” discussion below). The growth was primarily driven by the same factors responsible for the higher third-quarter operating income and from a $17 million gain in the second-quarter 2006 from the sale of our Latta subdivision (discussed further in the section “Future Trends, Commitments and Risks”). The growth in operating income for the first nine months of 2006 was partially offset by a decrease in potash volumes (discussed further in the “Freight Revenues” section) and an increase in depreciation and amortization expense.

Fuel prices were significantly higher in the third quarter and first nine months of 2006 than in the same periods of 2005. We continued to take steps to mitigate the impact of high prices with fuel surcharges and hedging. More than three-quarters of our fuel price increase was recovered as a result of these programs.
ii). Diluted Earnings Per Share
Diluted earnings per share (“EPS”) were $1.02 in the third quarter, down $0.25 from $1.27 for the same period of 2005. Diluted EPS excluding FX on LTD and other specified items for the quarter was higher by $0.22 versus the third quarter in 2005 (see “Non-GAAP Earnings” discussion below). Diluted EPS was $4.07 in the first nine months of 2006, an increase of $1.53, compared with $2.54 for the same period of 2005. Diluted EPS excluding FX on LTD and other specified items was $2.79 for the first nine months of 2006, an increase of $0.55 from the previous year (see “Non-GAAP Earnings” discussion below). Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. There was a positive impact on diluted EPS in the third quarter and first nine months of 2006 resulting from a reduction in the number of shares outstanding as shares were cancelled through our share repurchase plan under a normal course issuer bid (discussed further in this MD&A under the sub-heading “Share Capital” in the section “Balance Sheet”).
iii). Operating Ratio
The operating ratio was 74.2% in the third quarter of 2006, an improvement of 320 basis points compared with 77.4% in the same period of 2005. The operating ratio improved 210 basis points to 76.2% in the first nine months of 2006, compared with 78.3% for the same period of 2005. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency.
iv). Effect of Foreign Exchange on Earnings

Favourable (unfavourable) effect on earnings	For the three	For the nine
due to the change in Foreign Exchange	months ended	months ended
(in millions, except foreign exchange rate)	Sept. 30	Sept. 30
(unaudited)	2006 vs. 2005

Average quarterly foreign exchange rate	$1.12 vs. $1.21	$1.13 vs. $1.23

Freight revenues
Grain	$(7)	$(20)
Coal	(2)	(7)
Sulphur and fertilizers	(3)	(8)
Forest products	(5)	(14)
Industrial and consumer products	(7)	(22)
Automotive	(3)	(11)
Intermodal	(6)	(17)
Other revenues	(1)	(1)

Total effect	(34)	(100)

Operating expenses
Compensation and benefits	6	19
Fuel	9	25
Materials	1	2
Equipment rents	4	11
Depreciation and amortization	1	4
Purchased services and other	5	13

Total effect	26	74

Effect on operating income	(8)	(26)

Other expenses
Other charges	—	—
Interest expense	3	10
Income tax expense, before FX on LTD(1)	2	6

Effect on income, before FX on LTD(1)	$(3)	$(10)

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A.
Fluctuations in Foreign Exchange were significant year over year, as the Canadian dollar strengthened against the U.S. dollar by approximately 8% in both the third quarter and first nine months of 2006. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.12 in third-quarter 2006 and $1.13 in the first nine months of 2006, compared with $1.21 and $1.23, respectively. The adjoining table shows the approximate effect of the change in Foreign Exchange on our revenues and expenses, and income before foreign exchange gains and losses on long-term debt (“FX on LTD”). This analysis does not include the effects of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $4 million. Foreign Exchange fluctuations reduced operating income by $8 million in third-quarter 2006 and $26 million in the first nine months of 2006, compared with the same periods of 2005, as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to partially hedge the effects on our business of Foreign Exchange transaction gains and losses and other economic factors. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in this MD&A in the section “Financial Instruments”.

Non-GAAP Earnings

Summarized statement of consolidated income	For the three months		For the nine months
(reconciliation of non-GAAP earnings to GAAP earnings)	ended Sept. 30		ended Sept. 30
(in millions, except EPS) (unaudited)	2006	2005	2006	2005

Revenues	$1,151.3	$1,104.7	$3,392.8	$3,224.7
Operating expenses, before other specified items	854.4	855.3	2,584.9	2,525.5

Operating income, before other specified items	296.9	249.4	807.9	699.2

Other charges	6.9	6.6	21.4	11.3
Interest expense	48.8	50.3	144.7	155.1
Income tax expense, before income tax on FX on LTD and other specified items(1)	73.6	57.6	195.8	173.3

Income, before FX on LTD and other specified items(1)	167.6	134.9	446.0	359.5

Foreign exchange (gains) losses on long-term debt
FX on LTD – (gains) losses	1.5	(65.4)	(44.8)	(45.3)
Income tax expense on FX on LTD	4.4	17.3	16.6	17.9

FX on LTD, net of tax (gain) loss	5.9	(48.1)	(28.2)	(27.4)
Other specified items
Income tax benefits due to tax rate reductions	—	—	(176.0)	—
Special credit for environmental remediation	—	(33.9)	—	(33.9)
Income tax on other specified items	—	13.3	—	13.3

Other specified items, net of tax	—	(20.6)	(176.0)	(20.6)

Net income	$161.7	$203.6	$650.2	$407.5

Diluted EPS, before FX on LTD and other specified items(1)	$1.06	$0.84	$2.79	$2.24
Diluted EPS, related to FX on LTD (net of tax)	(0.04)	0.30	0.18	0.17
Diluted EPS, related to other specified items (net of tax)	—	0.13	1.10	0.13

Diluted EPS, as determined by GAAP	$1.02	$1.27	$4.07	$2.54

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements.
Earnings that exclude FX on LTD and other specified items, and free cash as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
➢ Foreign Exchange Gains and Losses on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. Income before FX on LTD, disclosed in the table above, excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. For every $0.01 the Canadian dollar strengthens (or weakens) relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain (or loss) of approximately $10 million, net of hedging.
We calculate FX on LTD using the difference in foreign exchange rates at the beginning and at the end of each reporting period. There were foreign exchange losses on long-term debt in the third quarter of 2006 as the Canadian dollar weakened slightly relative to the U.S. dollar on September 30, 2006 (rate of $1.1177), compared with the rate on June 30, 2006 (rate of $1.1162). There were foreign exchange gains on long-term debt in the first nine months of 2006 as the Canadian dollar strengthened relative to the U.S. dollar on September 30, 2006 (rate of $1.1177), compared with the rate of $1.1630 on December 31, 2005. There was a foreign exchange loss on long-term debt (before tax) of $1.5 million in the third quarter and a foreign exchange gain (before tax) of $44.8 million in the first nine months of 2006, compared with pre-tax gains of $65.4 million and $45.3 million in the same periods of 2005, respectively. Income tax expense (or benefit) related to FX on LTD capital gains is discussed further in this MD&A under the sub-heading “Income Taxes” in the section “Other Income Statement Items”.
➢ Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. The other specified items in the first nine months of 2006 and 2005 were:
•	In the second quarter of 2006, the governments of Canada and the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

•	As a result of a settlement agreement reached in the third quarter of 2005, we recognized a reduction of $33.9 million to a special charge initially taken in the fourth quarter of 2004. As part of the settlement we received $3.6 million in cash and were able to reduce an environmental remediation liability related to one of our properties by $30.3 million.
Lines of Business
Volumes

	For the three months		For the nine months
Volumes	ended Sept. 30		ended Sept. 30
(unaudited)	2006	2005	2006	2005

Carloads (in thousands)
Grain	96.2	86.4	277.8	241.9
Coal	65.9	91.0	213.1	267.9
Sulphur and fertilizers	49.0	46.2	129.6	155.7
Forest products	32.9	37.8	104.3	117.5
Industrial and consumer products	78.3	78.6	238.9	240.1
Automotive	36.4	37.7	125.5	124.3
Intermodal	288.8	292.9	866.1	845.2

Total carloads	647.5	670.6	1,955.3	1,992.6

Revenue ton-miles (in millions)
Grain	7,142	6,357	21,664	18,654
Coal	4,875	6,238	14,664	18,176
Sulphur and fertilizers	5,023	4,601	12,336	15,480
Forest products	2,213	2,420	6,911	7,606
Industrial and consumer products	4,311	3,940	12,814	11,687
Automotive	529	531	1,878	1,759
Intermodal	6,770	6,738	20,552	19,965

Total revenue ton-miles	30,863	30,825	90,819	93,327

Volumes in the third quarter of 2006 as measured by total carloads, decreased by 23 thousand, or 3%, while total revenue ton-miles (“RTM”) was slightly higher when compared with the same period in 2005. Volumes in the first nine months of 2006, as measured by total carloads, decreased by 37 thousand, or 2%, while total RTMs decreased by 2,508 million, or 3%, compared with the same period in 2005. RTMs increased in the current quarter despite a decline in carloads. This is due to longer average hauls reflecting the increase in long-haul export potash and intermodal traffic, a decrease in shorter haul traffic, and other changes in our overall traffic mix.
Carloads for the third quarter of 2006 were down compared with the same period in 2005 due to the sale of the Latta subdivision (discussed further in the section “Future Trends, Commitments and Risks”) and a decrease in our shipments of coal and forest products. The sale of the Latta subdivision decreased carloads by approximately 13 thousand in the third quarter of 2006. The decline was partially offset by strong grain movements and export potash volumes. A decline in carloads for the first nine months of 2006 compared with the same period in 2005 also reflected the sale of the Latta subdivision, which reduced carloads by approximately 19 thousand, as well as decreases in shipments of coal, export potash and forest products. Shipments of export potash, which were delayed in the first and second quarters of 2006 due to protracted global price negotiations, rebounded in the third quarter with the resolution of those negotiations.
For the third quarter, gains in RTMs for grain, sulphur and fertilizers, industrial and consumer products, and intermodal compared with the third quarter of 2005 were largely offset by decreases in coal and forest products. For the first nine months of 2006, compared to the same period in 2005, gains in RTMs for grain, industrial and consumer products and intermodal were offset by decreases in coal and in sulphur and fertilizers which was down year over year as a result of the delayed export potash shipments referred to above.
Revenues
Our revenues are derived primarily from transporting freight. Other revenues are generated mainly from leasing certain assets, switching fees, land sales and income from business partnerships.

Revenues	For the three months		For the nine months
(in millions)	ended Sept. 30		ended Sept. 30
(unaudited)	2006	2005(1)	2006	2005(1)

Grain	$225.3	$190.8	$643.0	$529.9
Coal	139.0	185.9	442.7	550.2
Sulphur and fertilizers	118.7	108.3	317.3	344.5
Forest products	86.0	85.9	245.2	253.1
Industrial and consumer products	156.7	138.4	455.3	396.5
Automotive	69.3	67.6	239.5	219.2
Intermodal	327.2	302.2	932.8	848.5

Total freight revenues	$1,122.2	$1,079.1	$3,275.8	$3,141.9
Other revenues	29.1	25.6	117.0	82.8

Total revenues	$1,151.3	$1,104.7	$3,392.8	$3,224.7

(1)	Certain prior period figures have been reclassified to conform to presentation adopted in 2006.
Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers.
Freight revenues grew $43.1 million, or 4%, in the third quarter of 2006, compared with third-quarter 2005. Freight revenues increased $133.9 million, or 4%, in the first nine months of 2006, compared with the same period in 2005.
In the third quarter of 2006 freight rate increases in the majority of our business lines combined with strong increases in grain volumes drove up freight revenue. Revenue in forest products and automotive were maintained despite downward pressure on volume.

Offsetting these gains was a negative Foreign Exchange impact of approximately $34 million and a reduction in coal revenue of $46.9 million.
On a year-to-date basis revenue increases in grain, industrial and consumer products, automotive and intermodal more than offset reductions in coal and sulphur and fertilizers in 2006, compared with 2005. The increase was achieved despite the strengthening Canadian dollar which reduced revenues by approximately $100 million during this period.
Fuel surcharges in the third quarter and first nine months of 2006 and 2005 reflected price increases for West Texas Intermediate (“WTI”), heating oil, and the retail and wholesale price of diesel for vehicles. We recovered more than three-quarters of our fuel price increase in these periods through fuel surcharges (which are included in freight revenues) and the benefits of hedging.
At September 30, 2006, one customer comprised 11.7% of total year-to-date revenues and 5.3% of our total accounts receivable. At September 30, 2005, one customer comprised 14.8% of total year-to-date revenues and 7.6% of our total accounts receivable.
➢ Grain
Grain revenues for the third quarter of 2006 were $225.3 million, an increase of $34.5 million from $190.8 million for the same period of 2005. Grain revenues for the first nine months of 2006 were $643.0 million, an increase of $113.1 million from $529.9 million for the same period of 2005. The increase was due to:
•	a strong Canadian grain crop reflecting improved quality;

•	a large carryover from the 2005/06 crop year;

•	increased shipments of Western Canadian grain to the United States as a result of a trade tariff being lifted; and

•	higher freight rates.
Increases in grain revenues were partially offset by the effect of the change in Foreign Exchange.
➢ Coal
Coal revenues in third-quarter 2006 were $139.0 million, a decrease of $46.9 million from $185.9 million for the same period of 2005. Coal revenues for the first nine months of 2006 were $442.7 million, a decrease of $107.5 million from $550.2 million for the first nine months of 2005.
The decline in coal revenues for both the third quarter and first nine months of 2006 was due to reduced export coal sales by our primary coal customer, as well as the sale of our Latta subdivision. The nine-month decline also reflected a one-time positive adjustment of $23 million in 2005 for services provided to our main coal customer in 2004.
➢ Sulphur and Fertilizers
Revenues from sulphur and fertilizers for the third quarter of 2006 were $118.7 million, an increase of $10.4 million from $108.3 million for the same period of 2005. Revenues for the first nine months of 2006 were $317.3 million, a decrease of $27.2 million from $344.5 million for the same nine months of 2005.
Growth in the third-quarter revenues reflected the settlement of protracted global price negotiations between buyers and sellers of export potash, which had significantly delayed shipments until early in the quarter, partially offset by a decline in sulphur. The decline in revenues on a year-to-date basis was due predominantly to the protracted potash price negotiations.
➢ Forest Products
Forest products revenues for third-quarter 2006 were $86.0 million, an increase of $0.1 million from $85.9 million in third-quarter 2005. Revenues for the first nine months of 2006 were $245.2 million, a decrease of $7.9 million from $253.1 million for the same period of 2005.
Revenues for the third quarter and first nine months of 2006 declined due to:
•	a softening demand for lumber and panel caused by a decrease in United States housing starts;

•	difficult market conditions for our forest product customers caused by a strong Canadian dollar and recent softwood lumber trade negotiations which have lead to reduced volumes and plant shut downs; and

•	Foreign Exchange impacts on our revenues.
Offsetting these factors was our strong yield program, which reduced the impact from the volume decline.
➢ Industrial and Consumer Products
Industrial and consumer products revenues for the third quarter of 2006 were $156.7 million, an increase of $18.3 million from $138.4 million in the same period of 2005. Revenues for the first nine months of 2006 were $455.3 million, an increase of $58.8 million from $396.5 million for the same period of 2005. The increase was caused by:
•	strong demand for steel, energy products and aggregates, largely driven by Alberta oil and gas activity and a strong Alberta economy;

•	strong worldwide demand for base metals; and

•	higher freight rates
The higher revenues were partially offset by the effect of the change in Foreign Exchange.
➢ Automotive
Automotive revenues for third-quarter 2006 were $69.3 million, an increase of $1.7 million from $67.6 million for the third quarter of 2005. Revenues for the first nine months of 2006 were $239.5 million, an increase of $20.3 million from $219.2 million for the same period of 2005. The increase was due primarily to higher freight rates and increased volumes of imported vehicles which created growth in long-haul traffic. These increases were partially offset by the effect of the change in Foreign Exchange.
➢ Intermodal
Intermodal revenues for the third quarter of 2006 were $327.2 million, an increase of $25.0 million from $302.2 million in third-quarter 2005. Revenues for the first nine months of 2006 were $932.8 million, an increase of $84.3 million from $848.5 million for the first nine months of 2005.
For the first nine months of 2006 compared to 2005, international intermodal export revenues increased as a result of higher freight rates and container volume growth at the ports of Vancouver and Montreal driven by strong global trade. Revenue growth in domestic intermodal was due to increased freight rates, volume and long haul traffic. These increases were partially offset by the effect of Foreign Exchange.
Other Revenues
Other revenues for the third quarter of 2006 were $29.1 million, an increase of $3.5 million from $25.6 million for third-quarter 2005. Other revenues for year-to-date 2006 were $117.0 million, an increase of $34.2 million from $82.8 million for the same period of 2005. Other revenues increased in the first nine months due to a gain of approximately $17 million realized from the sale of our Latta subdivision (discussed further in the section “Future Trends, Commitments and Risks”). In addition, revenue growth during the nine-month period reflected increased land sales, in particular, the sale of a property to a university in Montreal.
Freight Revenue per Carload

	For the three months		For the nine months
Freight revenue per carload	ended Sept. 30		ended Sept. 30
($) (unaudited)	2006	2005(1)	2006	2005(1)

Freight revenue per carload	$1,733	$1,609	$1,675	$1,577

Grain	2,342	2,208	2,315	2,191
Coal	2,109	2,043	2,077	2,054
Sulphur and fertilizers	2,422	2,344	2,448	2,213
Forest products	2,614	2,272	2,351	2,154
Industrial and consumer products	2,001	1,761	1,906	1,651
Automotive	1,904	1,793	1,908	1,763
Intermodal	1,133	1,032	1,077	1,004

(1)	Certain prior period figures have been reclassified to conform to presentation adopted in 2006.
Freight revenue per carload increased $124, or 8%, in the third quarter of 2006 and $98 or 6% in the first nine months of 2006, compared with the same periods of 2005.
The increase was due to higher freight rates, which more than offset the negative effect of Foreign Exchange.
Performance Indicators
The indicators listed in the adjoining table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms at the end of this MD&A.

	For the three months		For the nine months
Performance indicators(1)	ended Sept. 30		ended Sept. 30
(unaudited)	2006	2005	2006	2005

Safety indicators
FRA personal injuries per 200,000 employee-hours	2.0	2.5	1.9	2.4
FRA train accidents per million train-miles	0.7	2.6	1.3	2.3
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	59,102	59,511	174,215	180,331
Car miles per car day	141.7	124.8	135.8	121.4
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.17	1.13	1.20	1.18
Terminal dwell (hours)	19.9	22.4	20.4	27.0
Average train speed (miles per hour)	25.1	21.6	25.1	21.8
Number of active employees – end of period	16,315	16,880	16,315	16,880
Freight revenue per RTM (cents)	3.64	3.50	3.61	3.37

(1)	Train-miles, average train weights, and miles of road operated at the end of the period are no longer reported as we no longer consider these to be the main drivers for managing our operating costs.

(2)	Certain prior period figures have been reclassified to conform to presentations adopted in 2006.
Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
•	The FRA personal injury rate per 200,000 employee-hours was 2.0 in the third quarter of 2006, a

20% improvement over the same period of 2005. The rate was 1.9 for the first nine months of 2006, a 21% improvement compared with the same period of 2005.
•	The FRA train accident rate was 0.7 per million train-miles in the third quarter of 2006, a decrease of 73% over the same period of 2005. On a year-to-date basis, our train accident rate improved 43% to 1.3.
Efficiency and Other Indicators
•	Terminal dwell, the average time a freight car resides in a terminal, decreased 11% in the third quarter of 2006 and 24% in the first nine months of 2006, compared with the same periods of 2005. The improvement was largely due to minimizing the number of times freight cars are handled, to better processes within our yards, and providing seven-day-a-week outlets for all our traffic. Reducing the time freight cars spend waiting in terminals also enabled us to decrease our fleet of cars used during the periods.

•	Average train speed increased 16% in the third quarter of 2006 and 15% in the first nine months of 2006, compared with the same periods in 2005. Trains moved at faster speeds for longer distances as a result of our expanded track capacity in Western Canada, adhering to our IOP, and co-production agreements with other railroads that allow us to move trains more efficiently. Train speed also increased as a result of transporting less bulk volumes, which move in heavy trains that travel more slowly.

•	GTMs declined 1% in third-quarter 2006 and 3% in the first nine months of 2006, compared with the same periods in 2005. The decrease in the third quarter 2006 was due to lower coal volume partially offset by higher grain and potash volumes. The decrease in the first nine months of 2006 was mainly due to lower coal and potash volumes. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and crew costs.

•	Car miles per car day increased 14% in third-quarter 2006 and 12% in the first nine months of 2006, compared with the same periods in 2005. The improvement was due to successful initiatives to move traffic more efficiently over our network. This enabled us to reduce our rail car fleet size while maintaining a very high level of order fulfillment to our customers.

•	U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 4% in the third quarter of 2006 and 2% in the first nine months of 2006, compared with the same periods in 2005. The increases were driven by a reduction in bulk freight traffic, which consumes fuel at a lower rate than other types of traffic. The increases were partially offset by increased utilization of fuel-efficient locomotives, improved execution of our IOP and successful fuel-conservation efforts (discussed under the sub-heading “Crude Oil Prices” in the section “Future Trends, Commitments and Risks”). Mild winter weather also helped to reduce fuel consumption.

•	The number of active employees at September 30, 2006, decreased 3% compared with the number at September 30, 2005. The decrease was due mainly to job reductions made under restructuring initiatives (discussed under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”). Approximately 13% of employees were working on capital projects at September 30, 2006, unchanged from the percentage at September 30, 2005.

•	Freight revenue per RTM increased 4% in the third quarter of 2006 and 7% in the first nine months in 2006, compared with the same periods of 2005. The increases were due to higher freight rates, partially offset by the negative effect of the change in Foreign Exchange.

Operating expenses,	For the three months ended Sept. 30				For the nine months ended Sept. 30
before other specified items	2006		2005		2006		2005
(in millions)		% of		% of		% of		% of
(unaudited)	Expense	revenue	Expense	revenue	Expense	revenue	Expense	revenue

Compensation and benefits	$334.6	29.1	$344.9	31.2	$1,006.0	29.7	$998.2	30.9
Fuel	161.3	14.0	141.9	12.8	479.3	14.1	421.6	13.1
Materials	47.1	4.1	45.4	4.1	159.2	4.7	150.2	4.6
Equipment rents	44.4	3.9	53.8	4.9	133.4	3.9	157.0	4.9
Depreciation and amortization	115.6	10.0	111.3	10.1	348.2	10.3	331.5	10.3
Purchased services and other	151.4	13.1	158.0	14.3	458.8	13.5	467.0	14.5

Total	$854.4	74.2	$855.3	77.4	$2,584.9	76.2	$2,525.5	78.3

Operating Expenses, Before Other Specified Items
Operating expenses, before other specified items were $854.4 million in the third quarter of 2006, down $0.9 million from $855.3 million in the same period of 2005. Operating expenses, before other specified items were $2,584.9 million in the first nine months of 2006, an increase of $59.4 million from $2,525.5 million in the same period of 2005.
For the third-quarter 2006 a decrease in compensation and benefits and equipment rents was offset by higher fuel costs. For the first nine months of 2006, the increase in expenses was the result of higher fuel costs and an increase in depreciation and amortization. These increases were partially offset by improved operating efficiencies, cost-containment initiatives, lower GTMs, a favourable Foreign Exchange impact, and mild winter weather. The change in Foreign Exchange reduced operating expenses by approximately

$26 million and $74 million in the third-quarter and the first nine months of 2006, respectively. The higher fuel costs were largely recovered in revenue from fuel surcharges and from the benefits of hedging.
➢ Compensation and Benefits
Compensation and benefits expense was $334.6 million in third-quarter 2006, a decrease of $10.3 million from $344.9 million in the same period of 2005. The expense was $1,006.0 million in the first nine months of 2006, an increase of $7.8 million from $998.2 million in the same period of 2005. The decrease in third quarter was due to:
•	reduced costs as a result of lower freight volumes and restructuring initiatives (discussed further under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”);

•	savings realized from efficiencies gained through our IOP (discussed further in the subheading “Integrated Operating Plan” in the section “Future Trends, Commitments and Risks”); and

•	the positive impact of Foreign Exchange.
The decrease in the third quarter was partially offset by the negative impact of inflation and increased pension expense. Also in the third-quarter 2006, lower stock-based compensation expense compared to the same period of 2005 was largely offset by a catch–up in incentive compensation expense related to 2006.
The increase in the first nine months of 2006 was largely due to higher stock-based compensation costs prior to the implementation in the second-quarter 2006 of our Total Return Swap Program (discussed further in the sub-heading “Total Return Swap” in the Section “Financial Instruments”) offset by the factors discussed above.
➢ Fuel
Fuel expense was $161.3 million in the third quarter of 2006, an increase of $19.4 million from $141.9 million in third-quarter 2005. The expense was $479.3 million in the first nine months of 2006, an increase of $57.7 million from $421.6 million in the same period of 2005. The increase in the third quarter and first nine months of 2006 was due to higher crude oil prices and refining charges and an unfavourable change in our fuel consumption rate due to a higher proportion of non-bulk freight traffic. The increases were partially offset by the favourable settlement of prior period recoveries including a fuel excise tax refund, the positive impact of Foreign Exchange and reduced workload.
Fuel price increases are also mitigated by our fuel surcharge program (discussed under the sub-heading “Freight Revenues” in the section “Lines of Business”).
➢ Materials
Materials expense was $47.1 million in the third quarter of 2006, an increase of $1.7 million from $45.4 million in the same period of 2005. The expense was $159.2 million in the first nine months of 2006, an increase of $9.0 million from $150.2 million in the same period of 2005. The increase in the first nine months of 2006 was due mainly to increased costs for freight car and locomotive repairs and train servicing, primarily the result of freight car wheel replacement and higher energy costs. The increases were partially offset by the positive impact of Foreign Exchange.
➢ Equipment Rents
Equipment rents expense was $44.4 million in third-quarter 2006, a decrease of $9.4 million from $53.8 million in the third quarter of 2005. The expense was $133.4 million in the first nine months of 2006, a decrease of $23.6 million from $157.0 million in the same period of 2005. The decrease in the third quarter and first nine months of 2006 was due mainly to more efficient movement of traffic over our network which reduced the number of cars on line, resulting in lower equipment rental payments to other railways and reduced locomotive and freight car lease costs and the positive impact of Foreign Exchange.
The decrease in the first nine months of 2006 was offset by lower receipts from other railways and customers for the use of our rail cars and favourable adjustments in the first quarter of 2005 for freight car rentals pertaining to prior periods.
➢ Depreciation and Amortization
Depreciation and amortization expense was $115.6 million in the third quarter of 2006, an increase of $4.3 million from $111.3 million in the same period of 2005. The expense was $348.2 million in the first nine months of 2006, an increase of $16.7 million from $331.5 million in the same period of 2005. The increase in the third quarter and first nine months of 2006 was due largely to additions to capital assets for track and locomotives, including our Western Canada expansion, partially offset by the effect of Foreign Exchange and asset retirements.
➢ Purchased Services and Other
Purchased services and other expense was $151.4 million in the third quarter of 2006, a decrease of $6.6 million from $158.0 million in the same period of 2005. The expense was $458.8 million in the first nine months of 2006, a decrease of $8.2 million from $467.0 million in the same period of 2005. T he decrease in the third quarter and first nine months 2006 was due largely to lower joint-facility inter-railway expenditures resulting mainly from our co-production initiatives, adherence to our IOP which reduced crew transportation costs, and the positive impact of Foreign Exchange.

Other Income Statement Items
➢ Other Charges
Other charges were $6.9 million in the third quarter of 2006, an increase of $0.3 million from $6.6 million in the same period of 2005 and were $21.4 million in the first nine months of 2006, an increase of $10.1 million from $11.3 million in the same period of 2005. The increase was due mainly to a gain realized in the first quarter of 2005 when interest rate locks were settled, partially offset by the effect of Foreign Exchange on working capital accounts.
➢ Interest Expense
Interest expense was $48.8 million in the third quarter of 2006, a decrease of $1.5 million from $50.3 million in third-quarter 2005. The expense was $144.7 million in the first nine months of 2006, a decrease of $10.4 million from $155.1 million in the first nine months of 2005.
Interest expense for the first nine months decreased due to the positive effect of Foreign Exchange and the retirement of $250-million Medium Term Notes in June 2005. The improvements were partially offset by higher interest charges on variable-interest rate debt tied to the London Interbank Offered Rate (“LIBOR”), which increased relative to the comparable period.
➢ Income Taxes
There was income tax expense of $78.0 million in the third quarter of 2006, compared with income tax expense of $88.2 million in the same three months of 2005, a decrease of $10.2 million. The income tax expense in the first nine months of 2006 was $36.4 million, compared with income tax expense of $204.5 million in the same period of 2005, a decrease of $168.1 million. The reduction in tax expense for the first nine months of 2006 compared to the same period last year was due mainly due to a positive adjustment taken in the second quarter of 2006 (described below), partially offset by an increase in taxes as a result of higher income.
The effective income tax rate for third-quarter 2006 was 32.5% and 5.3% for the first nine months of 2006, compared with 30.2% and 33.4% for the same periods in 2005, respectively. The normalized rate (income tax rate based on income adjusted for FX on LTD and other specified items) was 30.5% for third-quarter and first nine months of 2006, compared with 29.9% and 32.5% for the same periods in 2005, respectively. The reduction in our effective income tax rate on a year-to-date basis is due to changes in Canadian federal and provincial corporate income tax rates (discussed below) and tax planning initiatives.
The governments of Canada and the provinces of Alberta, Saskatchewan and Manitoba have substantially enacted legislation to reduce corporate income tax rates over a period of several years. In the second quarter of 2006, we recorded a future income tax benefit of $176.0 million to reflect the favourable impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
We expect a normalized 2006 income tax rate of between 30% and 32%.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted during 2006 and we will have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.
Also as a result of this review, the income tax associated with FX on LTD, which is a non-GAAP measure, increased by $4.7 million in the third quarter of 2006 and increased by $6.1 million year to date. The income tax expense, before income tax on FX on LTD, was reduced in third-quarter 2006 and the first nine months of 2006 by the same amounts. This reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With this reclassification, the tax benefit of these losses is matched to the transactions that utilize them.
Changes in Accounting Policy
Financial Instruments, Hedging and Other Comprehensive Income
The CICA issued the following accounting standards effective for fiscal years beginning on or after October 1, 2006: Accounting Standard Section 3855 “Financial Instruments, Recognition and Measurement”, Accounting Standard Section 3861 “Financial Instruments, Presentation and Disclosure”, Accounting Standard Section 3865 “Hedging” and Accounting Standard Section 1530 “Comprehensive income”. These sections will require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income.
Financial instruments designated as “held-for-trading” and “available-for-sale”, as well as guarantees, will be carried at their fair value while financial instruments such as loans and receivables and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow and net investment hedges and the cumulative foreign currency translation adjustments arising from investments in foreign operations will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” on the Consolidated Balance Sheet. Any ineffective portions of gains and losses on hedges will be taken into income immediately. Changes in value of fair value hedges will be recognized in income as they occur. Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods. The impact of adoption cannot be reasonably estimated as the fair value of the Company’s financial instruments including derivatives designated as hedges will not be readily available until the end of the year. However, it is not expected to have a material impact on net income or net assets.
Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date
The Emerging Issues Committee of the CICA issued Emerging Issues Committee Abstract 162 “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (EIC 162) in July 2006. This pronouncement will be effective for the Company commencing January 1, 2007 and will be applied retroactively with restatement. The compensation cost attributable to stock-based awards should be recognized over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period. It is not anticipated that the adoption of EIC 162 will have a material impact on the Company.
Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans — U.S. GAAP
In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 158 (FAS 158) amending employers’ accounting for defined benefit pension and other post retirement plans. FAS 158 is effective for years ending after December 15, 2006. This new statement will apply to the presentation of the Company’s annual U.S. GAAP financial information presented in the notes to the annual financial statements and will be applied prospectively without restatement of prior periods.
FAS 158 requires that the over or under funded status of defined benefit pension and other post retirement plans be recognized on the balance sheet. The over or under funded status will be measured as the difference between the fair value of the plan assets and the benefit obligation. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income, net of tax. There are no requirements under FAS 158 that are expected to impact reported U.S. GAAP net income. Under Canadian GAAP the over or under funded status of defined benefit plans are not recognized in the balance sheet, nor does Canadian GAAP currently require the recognition of other comprehensive income. In addition, FAS 158 also requires, effective in 2008, that pension and other post retirement benefit plans be measured as of the balance sheet date.
The impact that the adoption of this new statement will have on the Company’s U.S. GAAP balance sheet cannot be reasonably estimated, as the fair value of the pension plans’ assets and obligations will not be readily available until the end of the year. However, it is anticipated that adoption of this new statement will result in the recognition of a liability for the unfunded pension obligation and an associated future tax asset, although it is not expected to impact reported U.S. GAAP net income.
Off-Balance Sheet Arrangements
The information on off-balance sheet arrangements disclosed in our MD&A documents for the year ended December 31, 2005, and for the first two quarters of 2006 remains substantially unchanged, except for the following recent development:
Sale of Accounts Receivable
At September 30, 2006, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (September 30, 2005 - $120.0 million). Losses of $1.4 million on the securitization program in the third quarter in 2006 (third-quarter 2005 — losses of $0.8 million) and losses of $3.7 million in the first nine months of 2006 (first nine months of 2005 — losses of $2.6 million) were included in “Other Charges” on our Statement of Consolidated Income. We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. The fair value of the retained interest at September 30, 2006, was approximately 22% of receivables sold, or $27.0 million (September 30, 2005 — approximately 15%, or $18.2 million) and was included in “Accounts Receivable and Other Current Assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated its carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $347.5 million for the third quarter of 2006 and $1,074.0 million for the first nine months of 2006. We have complied with all termination tests during the program.

Quarterly Financial Data

Quarterly Financial Data	For the quarter ended
(in millions, except per share data)	2006			2005				2004
(unaudited)	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31

Total revenue(1)	$1,151.3	$1,131.0	$1,110.5	$1,166.9	$1,104.7	$1,105.9	$1,014.1	$1,021.9
Operating income(1)	$296.9	$281.9	$229.1	$258.0	$283.3	$271.1	$178.7	$161.1
Net income (1)	$161.7	$377.5	$111.0	$135.4	$203.6	$123.2	$80.7	$129.3
Operating income, before other specified items(2)	$296.9	$281.9	$229.1	$302.2	$249.4	$271.1	$178.7	$233.0
Income, before FX on LTD and other specified items(2)	$167.6	$160.1	$118.3	$168.8	$134.9	$140.0	$84.6	$116.3

Basic earnings per share(1)	$1.03	$2.38	$0.70	$0.86	$1.29	$0.78	$0.51	$0.81
Diluted earnings per share(1)	$1.02	$2.36	$0.69	$0.85	$1.27	$0.77	$0.50	$0.81
Diluted earnings per share, before FX on LTD and other specified items(2)	$1.06	$1.00	$0.74	$1.06	$0.84	$0.87	$0.53	$0.73

(1)	This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A. A reconciliation of income and EPS, before FX on LTD and other specified items, to net income and EPS, as presented in the financial statements is provided in the “Non-GAAP Earnings” section. This information is in Canadian dollars.
➢	Quarterly Trends
Volumes of, and therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Fertilizer revenues were lower than normal in the first nine months of 2006 as third-party negotiations caused a delay in potash shipments to China.
Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. However, mild weather in the first quarter of 2006 helped to reduce the negative impact of winter on both revenues and expenses. During the first and second quarters of 2005, a total of $23 million in additional revenues was recorded as a result of an agreement reached with our largest coal shipper. Operating and net income also increased in these two quarters of 2005 as a result of the additional revenues.
Net income is also influenced by seasonal fluctuations in customer demand, weather-related costs, FX on LTD, and other specified items.
Reduced income tax expense contributed significantly to an increase in net income in the second quarter of 2006. The Government of Canada and several provincial governments reduced their corporate income tax rates (discussed further under the sub-heading “Income Taxes” in the section “Other Income Statement Items”). We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
Operating and net income in 2005 were influenced by two other specified items:
•	A special charge taken in the fourth quarter of 2005 for a new restructuring initiative to reduce management and administrative costs. The special charge reduced net income by $28.3 million and operating income by $44.2 million.

•	A reduction, taken in the third quarter of 2005, to a special charge originally taken in the fourth quarter of 2004 to cover environmental clean-up costs. The reduction, which was the result of a binding settlement with another responsible party, increased net income by $20.6 million and operating income by $33.9 million.
Operating and net income in the fourth quarter of 2004 were also influenced by two other specified items:
•	A special charge to reflect the estimated costs to clean up environmental contamination at a property in the U.S. The special charge reduced fourth-quarter 2004 net income by $55.2 million and operating income by $90.9 million.

•	A favourable adjustment recorded in fourth-quarter 2004 reflected a reduction to a labour liability included in a special charge originally taken in the second quarter of 2003. The reduction, which was to the portion of the labour liability to be incurred in restructuring our northeastern U.S. operations, increased fourth-quarter 2004 net income by $12.4 million and operating income by $19.0 million.
Liquidity and Capital Resources
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future

Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
➢	Operating Activities
Cash provided by operating activities was $278.3 million in the third quarter of 2006, an increase of $4.4 million from $273.9 million in the same period of 2005. Cash provided by operating activities was $735.0 million in the first nine months of 2006, an increase of $23.6 million from $711.4 million in the same period of 2005.
The increase in the third quarter of 2006, compared with the same period in 2005, was largely due to higher operating income, partially offset by increases in pension contributions and working capital requirements. In the first nine months of 2006, compared with the same period in 2005, higher net income more than offset increased pension contributions, increased inventory purchases, mainly for track materials and fuel, and seasonal reductions in accounts payable.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
➢	Investing Activities
Cash used in investing activities was $159.1 million in the third quarter of 2006, a decrease of $68.2 million from $227.3 million in the same period of 2005. Cash used in investing activities was $531.2 million in the first nine months of 2006, a decrease of $41.9 million from $573.1 million in the same period of 2005. Cash used in investing activities decreased in the third quarter of 2006, compared with third-quarter 2005, mainly as a result of proceeds received from the sale of freight cars which were being held for sale and reduced capital spending in 2006, compared with 2005 when capacity on our track in western Canada was expanded.
In the first nine months of 2006, compared with the same period in 2005, cash used in investing activities decreased primarily as a result of the proceeds from the sale of our Latta subdivision, partially offset by the purchases of freight cars, the majority of which were sold and leased back under an operating lease in the third quarter of 2006.
Capital spending in 2006 is projected to be between $810 million and $825 million. Our 2006 capital spending outlook assumes capital additions will decrease in 2006, as track-related investments return to a more normal level following the completion in 2005 of the capacity expansion. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (discussed further in the “Forward-Looking Information” section of this MD&A).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt, if required. Our decision whether to acquire equipment through use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed in this section under the sub-heading “Financing Activities”) that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing interest rate environment.
➢	Financing Activities
Cash used in financing activities was $117.1 million in the third quarter of 2006, compared with $91.7 million in the same period of 2005, an increase of $25.4 million. Cash used in financing activities was $279.2 million in the first nine months of 2006, compared with $404.7 million in the same period of 2005, a decrease of $125.5 million.
The increased use of cash in the third quarter was due to higher payments made to buy back more shares through our share repurchase program under a normal course issuer bid (discussed further under the sub-heading “Share Capital” in the section “Balance Sheet”). In addition, dividend payments to our shareholders increased.
The decrease in cash used in the first nine months of 2006, compared to the same period in 2005, was due to:
•	the repayment in the second quarter of 2005 of our 7.2% $250-million Medium Term Notes;

•	increased proceeds from the issue of shares for stock options exercised in the first half of 2006; and

•	was partially offset by higher payments made in both the third quarter and first nine months of 2006 to buy back more shares through our share repurchase program under a normal course issuer bid and higher dividend payments to our shareholders.
We have available, as sources of financing, unused credit facilities of up to $521.0 million, as well as an uncommitted amount of US$15.0 million. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB(high)” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
At September 30, 2006, our net-debt to net-debt-plus-equity ratio improved to 37.5%, compared with 40.7% at September 30, 2005. The improvement was due primarily to an increase in equity from earnings and the favourable year-over-year impact of U.S. foreign exchange rates on long-term debt. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage capital employed so that we retain our solid investment-grade credit ratings.

Calculation of free cash
(reconciliation of free cash to GAAP	For the three months		For the nine months
cash position)	ended Sept. 30		ended Sept. 30
(in millions) (unaudited)	2006	2005(2)	2006	2005(2)

Cash provided by operating activities	$278.3	$273.9	$735.0	$711.4
Cash used in investing activities	(159.1)	(227.3)	(531.2)	(573.1)
Dividends paid on Common Shares	(29.5)	(23.8)	(83.0)	(65.8)
Free cash(1)	89.7	22.8	120.8	72.5
Cash used in financing activities, before dividend payment	(87.6)	(67.9)	(196.2)	(338.9)
(Decrease)/Increase in cash, as shown on the Statement of Consolidated Cash Flows	2.1	(45.1)	(75.4)	(266.4)
Net cash at beginning of period	44.3	131.7	121.8	353.0

Net cash at end of period	$46.4	$86.6	$46.4	$86.6

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	Certain prior period figures have been restated to conform to presentation adopted in 2006.
➢	Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
There was free cash of $89.7 million in the third quarter of 2006, and $22.8 million in the same period of 2005. Free cash was $120.8 million for the first nine months in 2006, compared with $72.5 million for the same period in 2005. The increase in the third quarter was due largely to proceeds received on the sale of freight cars and lower capital spending (discussed in this section under the sub-heading “Investing Activities”), partially offset by a higher dividend payment. The increase in the first nine months of the year was due to the proceeds from the sale of our Latta subdivision and higher cash generated through operations, partially offset by purchases of freight cars that will be sold and leased back under an operating lease and higher dividend payments.
We expect to generate more than $200 million in free cash in 2006, after dividends and before our share repurchases (discussed in the section “Balance Sheet”), compared with $92 million in 2005. The increase will be generated mainly through improved cash flow from operations, lower capital expenditures and the Latta subdivision sale. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (discussed in the “Forward-Looking Information” section of this MD&A). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in this MD&A under the sub-heading “Revenues” in the section “Lines of Business”, and in the sections “Operating Expenses”, “Liquidity and Capital Resources” and “Other Income Statement Items”.
Balance Sheet
➢ Assets
Assets totalled $11,109.8 million at September 30, 2006, compared with $10,891.1 million at December 31, 2005. The increase was mainly due to capital additions, most of which were locomotives and track replacement, an increase in materials and supplies, including fuel and seasonal track programs, and pension contributions made in excess of pension expense recognized in income. These increases were partially offset by a reduction in cash balances as a result of capital purchases and share repurchases.
➢ Total Liabilities
Our combined short-term and long-term liabilities were $6,333.9 million at September 30, 2006, compared with $6,505.4 million at December 31, 2005. The decrease was due mainly to:
•	reductions to restructuring accruals reflecting ongoing payments;

•	a reduction in accounts payable and accrued liabilities due to payment of incentive compensation in the first quarter of 2006; and

•	a reduction in foreign currency denominated long-term debt as a result of a strengthened Canadian dollar.
➢	Equity
At September 30, 2006, our Consolidated Balance Sheet reflected $4,775.9 million in equity, compared with equity balances of $4,385.7 million at December 31, 2005. The increase was due primarily to growth in retained income and the issuance of Common Shares for stock options exercised, partially offset by shares repurchased under a normal course issuer bid (discussed below).
➢	Share Capital
At September 30, 2006, 155.9 million Common Shares and no Preferred Shares were issued and outstanding.
At September 30, 2006, 7.2 million options were outstanding under our Management Stock Option Incentive Plan, and there were 0.3 million Common Shares available for the granting of future options out of the 11.0 million Common Shares currently authorized. Each option granted can be exercised for one Common Share.
On February 21, 2006, our Board of Directors authorized the purchase of up to 5.5 million in the calendar year 2006 of our outstanding common shares for cancellation through normal course issuer bid purchases. This represents approximately 3.5% of our common shares outstanding at December 31, 2005.

On March 1, 2006, we completed the necessary filings to increase the number of common shares eligible for purchase under our then existing normal course issuer bid (the “2005 NCIB”), which was discussed in our December 31, 2005 MD&A, to 3,325,000 common shares during the 12 month period ending June 5, 2006. This amendment to the 2005 NCIB enabled us to purchase a portion of the shares authorized to be purchased by our Board of Directors during the period covered by it.
From June 6, 2005 to June 5, 2006, we purchased 3,325,000 Common Shares under the 2005 NCIB at an average price of $51.82 per share.
On June 1, 2006 we completed the filings for a new normal course issuer bid (the “2006 NCIB”) to enable us to purchase for cancellation up to 3,936,000 of our outstanding shares during the 12 month period from June 6, 2006 to June 5, 2007. This latest NCIB will allow us to complete the repurchase of up to 5.5 million Common Shares in the calendar year 2006, as announced in February, 2006. The number of shares that may be purchased under the 2006 NCIB represents approximately 2.5% of our 158,321,252 common shares outstanding on May 31, 2006. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase. The purpose and business reason for purchasing shares as a result of the 2006 NCIB is that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. The 2006 NCIB enables us to purchase the remaining shares authorized to be purchased by our Board of Directors.
From June 6, 2006, to September 30, 2006, we purchased 2,583,800 Common Shares under the 2006 NCIB at an average price of $54.29 per share.
Shareholders may obtain, without charge, a copy of our Notices of Intention to Make a Normal Course Issuer Bid by writing The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at shareholder@cpr.ca.
➢	Dividends
As announced in the first and second quarters of 2006, dividends of $0.1875 per share were paid on April 24, 2006 and July 31, 2006 (2005 — $0.1325 per share on April 25, 2005, and $0.15 per share on July 25, 2005). On August 2, 2006, our Board of Directors declared a quarterly dividend of $0.1875 per share (2005 — $0.15 per share) on the outstanding Common Shares. The dividend is payable on October 30, 2006 to holders of record at the close of business on September 29, 2006.
Financial Instruments
Our policy with respect to using financial instruments is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. On at least a quarterly basis we assess whether a derivative item is effective in offsetting the changes in fair value or cash flows from the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address. If the derivative is not effective, its book value is adjusted to its market value each quarter and the associated gains or losses are included in “Other Charges” on our Statement of Consolidated Income.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
The information on financial instruments disclosed in our MD&A documents for the year ended December 31, 2005, and for the first three quarters of 2006 remains substantially unchanged, except for the following recent developments:
➢	Interest Rate Management
Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25% Notes to floating-rate debt. These swaps are accounted for as a fair value hedge. Accounting for these swaps increased “Interest Expense” on the Statement of Consolidated Income by $0.3 million in the third quarter of 2006 (third quarter of 2005 – decreased interest expense by $0.6 million) and by $0.4 million in the first nine months of 2006 (first nine months of 2005 – decreased interest by $2.7 million). At September 30, 2006, an unrealized loss of $2.8 million (September 30, 2005 – unrealized gain of $3.3 million) from these interest rate swaps was calculated based on their fair value utilizing swap, currency and basis-spread curves from Reuters. We have not recorded the fair value of these swaps on our Consolidated Balance Sheet.
Interest and Treasury Rate Locks
At September 30, 2006, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included unamortized losses of $14.3 million (September 30, 2005 — $17.7 million) for previously settled interest and treasury rate locks, and “Deferred Liabilities” on the Consolidated Balance Sheet included an unamortized gain of $8.3 million (September 30, 2005 — $8.6 million) from interest rate locks. These gains and losses are being amortized over the lives of their underlying debt. Amortization of the gains and losses resulted in net expense amounts of $0.8 million for the third quarter of 2006 (third quarter of 2005 — $0.7 million) and $2.4 million for the first nine months of 2006 (first nine months of 2005 — $2.3 million), which are included in “Interest Expense” on the Statement of Consolidated Income.

➢	Foreign Exchange Management
Foreign Exchange Forward Contracts
We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At September 30, 2006, we had US$5.7 million (September 30, 2005 – US$76.1 million) of forward sales of U.S. dollars outstanding to be settled in 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $0.5 million at September 30, 2006 (September 30, 2005 – unrealized loss of $3.4 million). We did not include this gain in our financial statements at September 30, 2006, as it remained unrealized at that time. “Freight Revenues” on our Statement of Consolidated Income included realized gains on these foreign exchange forward contracts of $0.5 million in the third quarter (third-quarter 2005 – loss of $0.1 million) and $3.5 million in the first nine months of 2006 (first nine months of 2005 – loss of $2.7 million).
➢	Fuel Price Management
Swaps and fuel surcharges (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”), together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
Crude Oil Swaps
We may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. We generally enter into commodity swap purchase contracts, and unrealized gains or losses related to these swaps are deferred until the related fuel purchases are realized. However, this activity has been temporarily suspended and no swaps have been purchased since January 2005. Our decision to resume hedging fuel purchases will depend on assessments of the crude oil and refined products markets in the future.
At September 30, 2006, an unrealized gain of $40.4 million (September 30, 2005 — $82.1 million) was calculated based on the fair value of our swaps, which was derived from the WTI price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. We have not included any unrealized gains in our financial statements in the third quarter of 2006.
Fuel purchases and commodity swap contracts have an element of foreign exchange variability. From time to time, we use foreign exchange forward contracts to manage this element of fuel-price risk. An unrealized loss of $6.1 million (September 30, 2005 – loss of $9.2 million) related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forward contracts at September 30, 2006. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements in third-quarter 2006, as it remains unrealized. These forward contracts will settle in 2006 through 2009.
“Fuel expense” was reduced by $8.7 million in the third quarter of 2006 (third quarter of 2005 - $15.3 million) as a result of $9.9 million (third quarter of 2005 — $15.8 million) in realized gains arising from settled swaps, partially offset by $1.2 million (third quarter of 2005 — $0.5 million) in realized losses arising from the settled foreign exchange forward contracts. “Fuel expense” was reduced by $23.1 million in the first nine months of 2006 (first nine months of 2005 — $33.3 million) as a result of $26.5 million (first nine months of 2005 - $35.0 million) in realized gains arising from settled swaps, partially offset by $3.4 million (first nine months of 2005 — $1.7 million) in realized losses arising from the settled foreign exchange forward contracts.
For every US$1.00 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. We have fuel hedges for approximately 13% of our estimated fuel purchases in 2006, 8% in 2007, 3% in 2008, and 3% in 2009.
➢	Stock-Based Compensation Expense Management
Total Return Swap
We entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two types of stock-based compensation: share appreciation rights (“SAR”) and deferred share units (“DSU”) (discussed further under the sub-heading “Stock Prices” in the section “Future Trends, Risks and Commitments”). The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense on our Statement of Consolidated Income included an unrealized loss on these swaps of $3.7 million and $12.0 million in the third quarter and first nine months of 2006, respectively. These losses substantially offset benefits recognized in the SARs and DSUs stock-based compensation programs due the change in our share price during the period the TRS was in place.

Contractual Commitments
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.
In the first nine months of 2006, we purchased 44 new locomotives, which were previously held under an operating lease.

Contractual commitments	Payments due by period
at September 30, 2006		remainder	1 – 3	3 – 5	After
(in millions)	Total	of 2006	years	years	5 years

Long-term debt	$2,589.6	$144.0	$36.0	$393.6	$2,016.0
Capital lease obligations	342.7	38.8	15.8	34.9	253.2
Operating lease obligations(1)	634.5	38.0	215.9	120.2	260.4
Supplier purchase obligations	657.1	32.1	182.3	131.7	311.0
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	852.2	30.9	216.0	177.1	428.2

Total contractual obligations	$5,076.1	$283.8	$666.0	$857.5	$3,268.8

(1)	We have guaranteed residual values on certain leased equipment with a maximum exposure of $257.2 million. Management estimates that we will have $2.0 million in payments under these residual guarantees and, as such, has only included that amount with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits and pension benefit payments for our non-registered supplemental pension plans. Projected payments for post-retirement and workers’ compensation benefits include the anticipated payments for years 2006 to 2015. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension contributions are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.
Future Trends, Commitments and Risks
The future trends, commitments and risks disclosed in our MD&A documents for the year ended December 31, 2005, and for the first two quarters of 2006 remain substantially unchanged, except for the following recent developments:
Change in Executive Officers and Chairman of the Board
On May 5, 2006, CPR’s Chief Executive Officer (“CEO”), Robert J. Ritchie, retired and Fred J. Green assumed the position of CEO. Mr. Green also retained his position as President.
On May 5, 2006, the Chairman of our Board, J.E. (Ted) Newall, retired and was replaced by John E. Cleghorn.
Effective April 14, 2006, CPR’s Executive Vice-President and Chief Financial Officer, Michael T. Waites, resigned. Effective October 16, 2006, Michael R. Lambert was appointed Executive Vice-President and Chief Financial Officer.
Sale of Latta Subdivision
On May 26, 2006, the U.S. Surface Transportation Board approved the sale of our Latta Subdivision to Indiana Rail Road Co. (“INRD”). The Latta Subdivision, located in the State of Indiana, is a rail line between Fayette, near Terre Haute, and Bedford. The sale also included rights of INRD to use certain track of CSX Transportation between Chicago, Illinois, and Louisville, Kentucky. INRD assumed all rail operations on the line beginning May 27, 2006. We do not expect the sale of this portion of our operations to materially impact our financial results. This sale was not segregated as a discontinued operation on our financial statements because it did not generate its own identifiable cash flow. Total annual carloads associated with this subdivision were approximately 54 thousand, of which approximately 40 thousand were for coal traffic. The carloads affected were for traffic that moved over relatively short distances on CPR.
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. In 2005, we completed a major expansion of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars.
Integrated Operating Plan
We manage scheduled operations through our IOP. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. During the first nine months of 2006, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
Canadian Government Covered Hopper Car Fleet
We move grain using our covered hopper car fleet, which consists of owned, leased and managed freight cars. The managed segment consists of cars provided by federal and provincial governments for the purpose of transporting grain. The Canadian federal government has announced its intention to retain ownership of its 6,330 cars utilized by CPR and negotiate a new operating agreement with CPR. We view this as positive and allows for the negotiation of a progressive operating agreement geared towards ensuring an efficient, low-cost grain handling and transportation system.
Stock Price
The market value of our Common Shares on the Toronto Stock Exchange decreased $1.35 per share (from $56.91 to $55.56) in the third quarter of 2006 and increased $6.85 per share in the first nine months of 2006 (from $48.71 to $55.56). The market value of our Common Shares on the Toronto Stock Exchange increased $7.65 per share (from $42.39 to $50.04) in the third quarter of 2005 and increased $8.94 per share in the first nine months of 2005 (from $41.10 to $50.04). The changes in share price caused corresponding changes in the value of our outstanding share appreciation rights (“SAR”) and deferred share units (“DSU”). Effective the second quarter of 2006, we put in place a Total Return Swap (“TRS”) (discussed in this MD&A under the sub-heading “Total Return Swap” in the section “Financial Instruments”) to mitigate gains and losses associated with the effect of our share price on the SARs and DSUs. Excluding the impact of our TRS, the cost of our SARs and DSUs resulted in a decrease in compensation and benefits expense of $18.3 million in third-quarter 2006 and a decrease of $3.8 million in the first nine months of 2006, compared with the same periods of 2005.
Crude Oil Prices
Crude oil prices continued to escalate in the first nine months of 2006 and remain volatile due to strong world demand and geopolitical events that disrupt and threaten to disrupt supply. We will continue to mitigate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed in this MD&A under the sub-heading “Freight Revenues” in the section “Lines of Business”). We currently have hedges in place (discussed in this MD&A in the section “Financial Instruments”) that partially offset the effects of rising fuel prices. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of more than three-quarters of our fuel price increase in the third quarter and first nine months of 2006. We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives through our IOP.
Border Security
We strive to ensure our customers have unimpeded access to North American markets by working closely with Canadian and U.S. customs officials and other railways to facilitate the safe and secure movement of goods between Canada and the U.S. We also take all necessary precautions to prevent smuggling and other illegal activities. A Vehicle and Cargo Inspection System (“VACIS”) has been installed at five of our border crossings under a co-operative program with the Canada Border Services agency and U.S. Customs and Border Protection.
Labour Relations
Agreements are in place with all seven bargaining units in Canada and 12 of 28 bargaining units in the U.S. All negotiations currently under way are progressing positively. The following is a summary of the status of unsettled and recently settled agreements:
•	Canada
Our collective agreement with the Transportation Communications Local 1976 United Steelworkers of America (“TC-USWA” TC-USWA, which represents clerical and administrative staff, was set to expire at the end of 2006. On September 18, 2006, CPR and the TC-USWA ratified a three-year agreement extending to the end of 2009. Negotiations are currently underway with the Teamsters Canada Rail Conference (TCRC-MWED), who represent maintenance of way employees, and Teamsters Canada Rail Conference (TCRC-RTE) who represent running trade employees. Both of these contracts expire December 31, 2006.
•	U.S.
We are party to collective agreements with 28 bargaining units: 15 on our Soo Line Railroad (“Soo Line”) subsidiary and 13 on our Delaware and Hudson Railway (“D&H”) subsidiary.
On the Soo Line, negotiations have commenced with 14 bargaining units representing track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, locomotive engineers and mechanical supervisors. An agreement with the bargaining unit representing yard supervisors extends through 2008.
D&H has agreements in place with 11 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, electricians, engineering supervisors, police and yard supervisors. Negotiations are continuing with the remaining two bargaining units, which represent track maintainers and conductors.
Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The state’s voluntary investigation and clean-up program will oversee the work to ensure it is completed in accordance with applicable standards.

Financial Commitments
In addition to the financial commitments mentioned previously in the sections “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments at	Amount of commitment per period
September 30, 2006		Remainder	2007 &	2009 &	2011 &
(in millions) (unaudited)	Total	of 2006	2008	2010	beyond

Letters of credit	$352.0	$—	$352.0	$—	$—
Capital commitments(1)	577.9	111.6	234.6	68.7	163.0
Offset financial liability	176.8	176.8	—	—	—

Total commitments	$1,106.7	$288.4	$586.6	$68.7	$163.0

(1)	We have several contracts outstanding with termination payments ranging from $nil to $20.1 million per contract and resulting in a minimum exposure of $3.3 million and a maximum exposure of $44.5 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2008 and 2013.
•	Letters of Credit
Our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.
•	Capital Commitments
We are obligated to make various capital purchases involving track programs, locomotive acquisitions and overhauls, freight cars, and land. At September 30, 2006, we had multi-year capital commitments of $577.9 million in the form of signed contracts or letters of intent, largely for locomotive overhaul agreements. Payments for these commitments are due in 2006 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
•	Offset Financial Liability
At September 30, 2006, a loan to finance certain equipment had a balance of $181.6 million, offset by a financial asset of $176.8 million. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $625 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 51% and 57% of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards the deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities. Contributions of $81.0 million were made to the defined benefit pension plans in the third quarter of 2006, compared with $32.6 million in the same period of 2005. Contributions of $118.4 million were made to the defined benefit pension plans in the first nine months of 2006, compared with $67.5 million in the same period of 2005.
Our minimum contribution requirement is set out in an updated actuarial valuation as at January 1, 2006 (which was completed in June 2006). We expect our pension contribution in 2006 to be approximately $205 million, which represents the estimated minimum required contribution after applying the remaining balance of the $300-million voluntary contribution made in December 2003. Our pension contributions for 2007, 2008 and 2009 will be highly dependent on our actual experience over 2006, 2007 and 2008 with such variables as investment returns, interest rate fluctuations, demographic changes and any revisions to pension funding regulations. If mid and long Canada bond yields remain at their levels on September 30, 2006 (i.e. approximately unchanged from their levels on December 31, 2005) and pension funding regulations remain unchanged, we project our pension contributions to be approximately $225 million in 2007, declining to approximately $150 million in 2008. However, management expects these Canada bond yields to increase over the next two years. If these bond yields increase by 0.25% during the fourth quarter of 2006 and by a further 0.25% during 2007, we project our pension contributions to be approximately $175 million in 2007, declining to approximately $100 million in 2008. The Canadian Government has proposed changes to its pension funding regulations, which, if enacted, would extend the funding period for the plan’s deficit, thereby reducing our projected pension contributions.
Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The successful completion of these reductions were achieved during the third quarter, 2006. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in this MD&A under the sub-heading “Critical Accounting Estimates”) totalled $18.6 million in the third quarter of 2006 and $69.2 million in the first nine months of 2006, compared with $16.3 million and $42.6 million in the same periods of 2005, respectively. Of these amounts, payments related only to labour liabilities were $14.2 million in the third quarter of 2006 and $55.9 million in the first nine months of 2006, compared with $11.6 million and $34.5 million in the same periods of 2005, respectively.
Cash payments for restructuring and environmental initiatives are estimated to be $20 million for the remainder of 2006, $69 million in 2007, $49 million in 2008, and a total of $194 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $8 million for the remainder of 2006, $41 million in 2007, $33 million in 2008 and a total of $125 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete.
Critical Accounting Estimates
The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
The critical accounting estimates disclosed in our MD&A documents for the year ended December 31, 2005, and for the first three quarters of 2006 remain substantially unchanged, except for the following recent developments:
➢	Environmental Liabilities
At September 30, 2006, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $125.0 million, of which the long-term portion amounting to $100.1 million was included in “Deferred Liabilities” and the short-term portion amounting to $24.9 million, was included in “Accounts Payable and Accrued Liabilities”. Total payments were $4.3 million in the third quarter of 2006 and $4.7 million in the same period of 2005. Total payments were $8.9 million in the first nine months of 2006 and $8.0 million in the same period of 2005.
➢	Pensions and Other Benefits
“Other Assets and Deferred Charges” on our September 30, 2006, Consolidated Balance Sheet included prepaid pension costs of $1,010.7 million. Our Consolidated Balance Sheet also included $0.7 million in “Accounts Payable and Accrued Liabilities” and $0.8 million in “Deferred Liabilities” for pension obligations.
We included post-retirement benefits accruals of $194.7 million in “Deferred Liabilities” and post-retirement benefits accruals of $3.4 million in “Accounts Payable and Accrued Liabilities” on our September 30, 2006, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on our September 30, 2006, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $29.9 million in the third quarter of 2006, compared with $21.0 million in the same period of 2005. Combined pension and post-retirement benefits expenses were $91.1 million in the first nine months of 2006, compared with $62.4 million in the same period of 2005.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $19.7 million in third-quarter 2006 and $59.1 million in the first nine months of 2006, compared with $10.2 million and $29.6 million for the same periods in 2005, respectively. Defined benefit pension expense was $18.9 million in the third quarter of 2006 and $56.7 million in the first nine months of 2006, compared with $9.4 million and $27.2 million in the same periods of 2005, respectively. Defined contribution pension expense was $0.8 million in the third quarter of 2006 and $2.4 million in the first nine months of 2006, compared with $0.8 million and $2.4 million in the same periods of 2005, respectively. Post-retirement benefits expense was $10.3 million in the third quarter of 2006 and $32.0 million in the first nine months of 2006, compared with $10.8 million and $32.8 million in the same periods of 2005, respectively.
➢	Property, Plant and Equipment
At September 30, 2006, accumulated depreciation was $5,035.3 million. Depreciation expense related to properties amounted to $115.6 million in the third quarter of 2006, compared with $111.3 million in the same period of 2005. Depreciation expense related to properties amounted to $348.2 million in the first nine months of 2006, compared with $331.5 million in the same period of 2005.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. We estimate that if the average life of road locomotives increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
Regular depreciation studies are conducted to establish the estimated useful life of each property group. Depreciation expense decreased $1.4 million in the third quarter of 2006 due to a decrease in the depreciation rates primarily for vehicles and increased $1.5 million in the first nine months of 2006, due to rate increases for locomotives and miscellaneous equipment.
➢	Future Income Taxes
Future income tax expense totalling $72.6 million and $2.2 million were included in income taxes for the third quarter and first nine months in 2006, respectively, compared with future income tax expense of $86.7 million and $195.6 million included in income taxes for the same periods in 2005, respectively. At September 30, 2006, future income tax liabilities of $1,686.2 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $115.0 million realizable within one year were recorded as a current asset. We believe our future income tax provisions are adequate.
In the second quarter of 2006, we reduced our future income tax liability by $176 million due to a reduction in income tax rates by the Government of Canada and certain provincial governments (discussed under the sub-heading “Income Taxes” in the section “Other Income Statement Items”).
➢	Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased Services and Other” on our Statement of Consolidated Income, amounted to $11.5 million in the third quarter of 2006 and $31.2 million in the first nine months of 2006, compared with $11.3 million and $35.5 million in the same periods of 2005, respectively.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $156.9 million, net of insurance recoveries, at September 30, 2006. The total accrual included $101.4 million in “Deferred Liabilities” and $77.5 million in “Accounts Payable and Accrued Liabilities”, offset by $7.4 million in “Other Assets and Deferred Charges” and $14.6 million in “Accounts Receivable”.
Forward-Looking Information
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) and other relevant securities litigation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including regulation of rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the last crop year and is expected to remain stable in the current crop year, after a period of significant drought-induced decline. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.
In Canada, Bill C-11, legislation amending the Canada Transportation Act (“CTA”), was introduced in Parliament in spring 2006. Bill C-11 contains some of the amendments that had been included in Bill C-44, which was introduced in 2005 but was terminated when Parliament was dissolved on November 29, 2005. Bill C-11 includes, among other things, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. Amendments concerning Final Offer Arbitration (“FOA”) and other shipper remedies are not included in Bill C-11. There may be additional changes to the CTA in respect of FOA and other matters that had been dealt with in Bill C-44. No assurance can be given as to the effect on CPR of the provisions of Bill C-11 or as to the content, timing or effect on CPR of any anticipated additional legislation.
CPR’s railway operations in the United States are subject to regulation by the STB. The STB has undertaken an independent review of a number of commercial matters including the methodology used by railroads to assess fuel surcharges, the commercial relationship between large railroads and shortlines and the rates charged by railroads to grain shippers. The STB has also promulgated proposed new rules for the handling of disputes by small and medium shippers. At this time it is too early to assess the possible impact on CPR if any new regulation is forthcoming as a result of these hearings and proposed rules.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

Glossary of Terms

“Average train speed”	the average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CPR’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in the terminals.

“Car-miles per car-day”	the total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CPR on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customers’ tracks; and v) cars that are idle and waiting to be reclaimed by us.

“Carloads”	revenue-generating shipments of containers, trailers and freight cars.

“CICA”	Canadian Institute of Chartered Accountants.

“Class 1 Railway”	a railway earning a minimum of US$258.5 million in revenues annually.

“CPRL”	Canadian Pacific Railway Limited.

“CPR”, “the Company”	CPRL and its subsidiaries.

“Co-production Initiatives”	Co-production initiatives refers to commercial agreements with other railways, made for the purpose of operating convenience, which are for: (i) the sharing of track where two railways operate trains over each other’s track; (ii) the provision of Trackage rights where one railway permits another railway to operate trains over its track; or (iii) the provision of haulage or switching services under which one railway moves the trains or cars of another railway over its track.

“Diluted EPS, before FX on LTD”	a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 3.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“EPS”	earnings per share.

“Fluidity”	obtaining more value from our existing assets and resources.

“Foreign Exchange”	the net effect of a change in the value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“FRA”	U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injuries per 200,000 employee-hours”	the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents per million train-miles”	the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.

“Freight revenue per carload”	freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	the movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional productivity.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees – end of period”	the number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating ratio”	the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.

“RTMs” or “revenue ton-miles”	the movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“U.S. gallons of locomotive fuel per 1,000 GTMs consumed – freight and yard”	represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS
I, F. J. Green, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: October 24, 2006

Signed:	F. J. Green
F. J. Green
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, M. R. Lambert, Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2006;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: October 24, 2006

Signed:	M. R. Lambert
M. R. Lambert
Chief Financial Officer